UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

Exchange Act of 1934 for the fiscal year ended December 31, 2003.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

Exchange Act of 1934 for the transition period from                  to

Commission File Number 1-13699

RAYTHEON SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

RAYTHEON COMPANY

(Name of the issuer of the securities held pursuant to the Plan)

870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451

(Address of Principal Executive Offices of the issuer) (Zip Code)

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Raytheon Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 23, 2004

Raytheon Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments
At contract value (Notes B and E)
Investment contracts	$1,783,986,430	$1,733,507,744
At fair value (Note B)
Registered investment companies	3,518,795,706	2,635,038,203
Common collective trusts	695,850,856	561,423,970
Raytheon Company common stock	1,418,628,255	1,327,470,960
Common stock	126,332,145	96,816,357
Other investments	53,430,336	17,861,016
Participant loans	204,575,936	207,431,716

	7,801,599,664	6,579,549,966

Cash and cash equivalents	36,421,913	74,482,596
Receivables
Employer contributions	6,200,000	5,419,791
Accrued investment income and other receivables	12,422,372	10,039,571

Total receivables	18,622,372	15,459,362

Total assets	7,856,643,949	6,669,491,924

Liabilities
Payables for securities purchased	4,170,537	2,584,363
Accrued expenses	83,617	384,354
Other payables	1,135,573	167,197

Total liabilities	5,389,727	3,135,914

Net assets available for benefits	$7,851,254,222	$6,666,356,010

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributable to
Net appreciation of investments (Notes B and C)	$881,685,914
Interest and dividends (Notes B and E)	192,306,313

1,073,992,227
Contributions and deferrals
Employee deferrals	436,943,688
Employer contributions	194,066,441

631,010,129

Total additions	1,705,002,356

Deductions from net assets attributable to
Distributions to participants	519,910,222
Administrative expenses	193,922

Total deductions	520,104,144

Increase in net assets	1,184,898,212
Net assets, beginning of year	6,666,356,010

Net assets, end of year	$7,851,254,222

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

A.	Description of Plan

General

The following description of the Raytheon Savings and Investment Plan (the “Plan”), provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company”). Most employees are immediately eligible to enroll in the Plan on the first day of service, including employees from prior plans. Certain employees covered by collective bargaining contracts have a 90 day waiting period. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short- and long-term investment objectives. The Plan is intended to be a “qualified cash or deferred arrangement” under the Internal Revenue Code (the “Code”). From January 1, 2000 until December 31, 2001, the entire Plan was an employee stock ownership plan (ESOP) that included a cash or deferred arrangement. Effective on and after January 1, 2002, the portion of the Plan that is invested in Raytheon Company stock is an ESOP that includes a cash or deferred arrangement, and the remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The ESOP is intended to be an employee stock ownership arrangement in compliance with all of the related requirements for a qualified stock bonus plan as defined in the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s investments are held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Contributions and Deferrals

Effective September 1, 2002, employees were allowed to defer up to 50% of their compensation to the Plan. Employee contributions, including rollovers are invested based on participant elections. For 2003, the annual employee deferral for a participant cannot exceed $12,000. Participants can make after-tax contributions in excess of $12,000 for the plan year but total employee (pre-tax deferrals and after tax deferrals) and employer contributions may not exceed $40,000 for the 2003 plan year. A participant who is eligible to make elective deferrals and is age 50 or over during the plan year 2003 may make catch-up contributions of $2,000. The catch-up contributions will increase at a rate of $1,000 per year through 2006. For most employees, the Company matches 100% of the first 4% of compensation that a participant contributes to the Plan each pay period. The matching Company contribution is invested in the Raytheon Common Stock Fund and must be held in that fund until the beginning of the fifth plan year following the plan year for which the contribution was made or January 1st of the year the employee turns age 55, if earlier. The Company also makes an ESOP contribution equal to one-half of one percent of the participant’s compensation up to $200,000. The ESOP portion of the Plan provides for investment, primarily in the Raytheon Company Common Stock Fund; however, as required by the Code, the Plan permits limited diversification among other investment options, after a participant attains age 55 and completes 10 years of plan participation (including participation in the prior ESOP plans).

Participants may invest their deferrals in increments of 1% in any combination of investment alternatives available. The investment objectives range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include cash and equivalents, investment contracts, registered investment companies, common collective trusts, common stock, Raytheon Company common stock and other investments.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

Participant Accounts

Each participant’s account is credited with the participant’s deferrals and contributions, the Company’s contributions and an allocation of plan earnings. Plan earnings are allocated based on account balances by investment option. Participant accounts are charged with plan expenses allocated evenly to participants based upon the number of participants.

The Plan offers a number of investment options including Raytheon Common Stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statement of Net Assets Available for Plan Benefits.

Participants are not permitted to make a direct exchange from the Fixed Income Fund to the Fidelity Retirement Money Market Portfolio because they are competing funds. All money has to be exchanged to a non-competing fund for at least 90 days before being exchanged into the money market portfolio.

Vesting

With the exception of certain union groups, effective January 1, 1999, all employee and employer contributions including ESOP contributions and earnings thereon are fully and immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Forfeitures of the nonvested portions of terminated participants’ accounts are available to reduce contributions of the Company. At December 31, 2003 and 2002, unallocated plan forfeitures were $5,056,508 and $4,482,915, respectively. During 2003, the total amount of forfeitures from the Plan was $457,353.

Distributions to Participants

A participant may withdraw all or a portion of deferrals, contributions, employer contributions and related earnings upon attainment of age 59 ½. For reasons of financial hardship, as defined in the plan document, a participant may withdraw all or a portion of deferrals and related earnings subject to a reduction in the maximum deferral rate for the next six months. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $5,000, and the participant elects to defer distribution. A retired participant may defer the distribution until April 1st of the year following the year in which the participant reaches age 70 ½.

Effective August 1, 2000, participants who have investments in the Raytheon Company Common Stock Fund may elect to reinvest dividends within the Plan or receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. In 2003, the Company’s Board of Directors declared dividends of $0.80 per share. Of the $9,445,407 in dividends paid to the Plan, approximately $1,862,503 was received in cash by participants who elected the cash payment option.

Loans to Participants

A participant may borrow against a portion of the balance in the participant’s account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant’s account balance or $50,000. The minimum loan which may be granted is $500. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate published in the Wall Street Journal on the first business day in each calendar quarter and such rate will apply to loans which are made at any time during each respective calendar quarter. Loans must be repaid over a period of up to five years by means of payroll deductions except that if the loan is used to acquire a dwelling which, within a reasonable time, is to be used as a principal residence of the participant. In these cases, the repayment period may be extended up to 15 years. Interest paid to the Plan on loans to participants is credited to the borrower’s account in the investment fund or funds to which repayments are made. Loans are valued at the principal outstanding. As of December 31, 2003, the interest rates on the outstanding loans ranged from 4.00% to 11.04%.

Administrative Expenses

Substantially all expenses of administering the Plan, such as legal and other administration fees are charged to participant accounts. To the extent not paid by the Plan, expenses are paid by the Company.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

B.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting.

Plan investments are stated at fair value except the Plan’s benefit responsive investment contracts which are included in the financial statements at their contract value, defined as net employee contributions plus earnings, less participant withdrawals and administrative expenses. Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in fixed income securities (U.S. government, domestic bonds) are valued by a pricing service based upon market transactions at fair value as determined in good faith by the Trustee. Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Cash equivalents are short-term money market instruments and are valued at cost, which approximates fair value.

Security transactions are recorded on the trade date. Payables for outstanding purchases represent trades which have occurred but have not yet settled and are recorded on the statement of net assets available for benefits.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Distributions are recorded when paid.

The preparation of financial statements in conformity with generally accepted accounting principles, requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

C.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	2003	2002
Raytheon Common Stock**	$1,432,305,192	$1,339,138,584
Fidelity Equity Income Fund	870,346,632	704,939,910
S&P 500 Index Fund	643,579,947	498,063,829
State Street Bank and Trust GIC	537,309,452	520,062,816
Fidelity Magellan Fund	512,779,569	411,083,917
Chase Manhattan Bank GIC	446,004,807	433,386,652
Westdeutche Landesbank ACT GIC	446,003,388	433,386,345
Fidelity Balanced Fund	424,999,146	329,531,029
Fidelity Blue Chip Fund	416,539,334	323,505,654
UBS Warburg GIC	354,668,783	346,671,931

**	Amount is made up of both participant and non-participant directed amounts.

During the year ended December 31, 2003 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $881,685,914 as follows:

Registered investment companies	$708,907,540
Common collective trusts	144,787,385
Raytheon Company common stock	(22,071,916)
Common stock	39,434,079
Other investments	10,628,826

$881,685,914

D.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002
Net assets
Raytheon Company common stock	$748,218,900	$700,324,802
Cash and cash equivalents	7,387,776	7,101,647

	$755,606,676	$707,426,449

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

2003
Changes in net assets
Contributions	$189,880,217
Dividends	22,212,520
Net appreciation of investments	25,294,135
Distribution to participants	(43,808,658)
Administrative expenses	(98,907)
Net transfers to other investments	(145,299,080)

$48,180,227

E.	Investment Contracts

The plan invests in benefit-responsive synthetic guaranteed investment contracts (“GICs”) with financial institutions. The contracts are included in the financial statements at contract values, which approximate fair value, as reported to the Plan by the financial institutions. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Income from GICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with limited restrictions related to the transfer of funds into a competing fund investment option. In determining that contract value approximates fair value, the Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security.

Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan, that also contain a third party issued benefit-responsive wrapper contract that guarantees that participant transactions are executed at contract value. Individual assets of the synthetic GICs are valued based on the policy in Note B. The value of the wrapper is the difference between the fair value of the underlying assets and the contract value. At December 31, 2003, the value of the wrappers was $(76,810,849).

The crediting interest rates are adjusted quarterly to reflect the experienced and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	Average yield	Crediting interest rate
For the year ended December 31, 2003
Chase Manhattan Bank (429666)	5.14%	4.91%
State Street Bank and Trust (99054)	5.15%	4.92%
Westdeutsche Landesbank (WLB6173)	5.14%	4.91%
UBS Warburg (3088)	5.13%	4.90%

For the year ended December 31, 2002
Chase Manhattan Bank (429666)	5.83%	5.43%
State Street Bank and Trust (99054)	5.53%	5.44%
Westdeutsche Landesbank (WLB6173)	5.82%	5.43%
UBS Warburg (3088)	5.54%	5.42%

F.	Future Contracts

A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated future exchange.

As described in Note E, the synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2003 and 2002, the synthetic GICs contained future contracts. The Plan uses fixed income future contracts to manage exposure to the market. Buying futures tends to increase the Plan’s exposure to the underlying instrument. Selling futures tends to decrease Plan’s exposure to the underlying instrument held, or hedge the fair value of other fund investments. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures.

Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a future contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”). Pursuant to the future contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the future contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in the realized gains (losses) on future contracts. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income future positions.

Future contracts involve, to varying degrees, credit and market risks. The Plan enters into future contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the future contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a future contract and the underlying index or security.

A summary of the open fixed income futures as of December 31, 2003 and 2002 is presented below:

	Long Contracts				Short Contracts
	2003 Number of Contracts	Aggregate Face Value	2002 Number of Contracts	Aggregate Face Value	2003 Number of Contracts	Aggregate Face Value	2002 Number of Contracts	Aggregate Face Value
90-DAY EURODOLLAR FUTURE EXP MARCH 2004	89	21,977,438
EURODOLLAR FUTURE EXP JUNE 2004	89	21,931,825
US TREASURY BOND FUTURE EXP MARCH 2004					214	23,392,875
US TREASURY BOND FUTURE EXP MARCH 2003			76	8,564,250
US 10YR TREASURY NOTE FUTURE EXP MARCH 2004	523	58,714,922
US 10YR TREASURY FUTURE EXP MARCH 2004					58	6,511,407
US 10YR TREASURY NOTE FUTURE EXP MARCH 2003			613	70,523,734
US 5YR TREASURY NOTE FUTURE EXP MARCH 2004	632	70,547,000
US 5YR TREASURY FUTURE EXP MARCH 2004					284	31,701,500
US 2YR TREASURY FUTURE EXP MARCH 2004					33	7,063,547

	1,333	173,171,185	689	79,087,984	589	68,669,329	—	—

G.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 8, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended and restated since receiving the determination letter. However, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

H.	Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of plan termination, after payment of all expenses and proportional adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

I.	Related Party Transactions

The Plan’s trustee is Fidelity Management Trust Company (the “Trustee”). Certain plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions in addition to participant loans qualify as party-in-interest transactions. In addition, Mellon Trust of New England, N.A. serves as custodian for certain assets of the Plan. Certain plan investments are issued by this custodian and therefore, these transactions qualify as party-in-interest transactions.

In accordance with the provisions of the Plan, the Trustee acts as the Plan’s agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $509,712,366 and sales amounted to $395,261,851 for the year ended December 31, 2003.

J.	Commitments and Contingencies

In May 2003, two purported class action lawsuits were filed on behalf of participants and beneficiaries in the Plan. The two class action complaints were brought pursuant to the Employee Retirement Income Security Act (ERISA). Both lawsuits were substantially similar and were consolidated into a single action in September 2003. In April 2004, a Second Consolidated Amended Complaint was filed on behalf of participants and beneficiaries in the Plan since October 7, 1998. The Consolidated Complaint alleges that Raytheon, its Pension and Investment Group and its Investment Committee breached ERISA fiduciary duties by failing to (1) prudently and loyally manage plan assets, (2) monitor the Pension and Investment Group and the Investment Committee and provide them with accurate information, (3) provide complete and accurate information to Plan participants and beneficiaries, and (4) avoid conflicts of interest.

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
CASH			(17,623)
AT&T WIRELESS SVCS INC SR NT	7.875% 03/01/2011 DD 09/01/01		277,723
ASIF GLOBAL FING XXIII SR NT	3.900% 10/22/2008 DD 10/22/03		100,921
AMERICAN ELEC PWR INC SR NT A	6.125% 05/15/2006 DD 05/10/01		107,765
AMERICAN HSG TR TR XI MTG PASS	8.250% 01/25/2022 DD 01/01/92		436,734
AMERICREDIT AUTO REC 02A CL A4	4.610% 01/12/2009 DD 02/27/02		181,619
AMERICREDIT AUTO RECS 03BX A4A	2.860% 01/06/2010 DD 05/22/03		295,875
ASIF GLOBAL FING XX SR NT 144A	2.650% 01/17/2006 DD 01/15/03		200,750
ASSOCIATES CORP NORTH AMER DEB	8.150% 08/01/2009		240,780
BANK AMER CORP NT	7.800% 02/15/2010 DD 02/14/00		237,842
BANK AMER CORP SUB NT	7.400% 01/15/2011 DD 01/23/01		234,562
BANK AMERICA CORP SUB NTS	7.125% 10/15/2011 DD 10/24/96		253,890
BRANCH BKG & TR CO MTN TR00028	4.875% 01/15/2013 DD 12/23/02		149,910
BRITISH TELECOMMUNICATIONS NT	STEP UP 12/15/2010 DD 12/12/00		109,518
CIT EQUIP COLL TR 02 VT1 CL A4	4.670% 12/21/2009 DD 05/16/02		518,680
CIT GROUP INC MTN #SR 00051	5.625% 05/17/2004 DD 05/16/01		507,890
CNH EQUIP TR 2003-B NT CL A-4B	3.380% 02/15/2011 DD 11/25/03		209,344
CWMBS INC PASS THROUGH 00 A 7	8.000% 11/25/2030 DD 09/01/00		333,887
CWMBS INC PASS THRU 01 27 A 6	6.500% 01/25/2032 DD 11/01/01		354,407
CWMBS INC PASS THRU 03-J2 A-17	VAR RT 04/25/2033 DD 02/25/03		83,158
CAPITAL ONE BK MTN SR #TR00176	5.750% 09/15/2010 DD 09/08/03		68,758
CAPITAL ONE MASTER TR 01-5 CLA	5.300% 06/15/2009 DD 08/22/01		425,500
CAROLINA PWR & LT CO 1ST MTG	5.125% 09/15/2013 DD 09/11/03		162,000
CHASE MANHATTAN CORP NEW SUB	6.500% 01/15/2009 DD 01/25/94		462,140
CITIGROUP INC GLOBAL SUB NT	7.250% 10/01/2010 DD 10/11/00		116,562
CITIGROUP INC GLOBAL SUB NT	5.625% 08/27/2012 DD 08/26/02		211,124
CITIGROUP MTG LN TR 03-UST1 A1	5.500% 09/25/2033 DD 11/01/03		1,006,844
CITIGROUP MTG LN TR 03-UP3 A-3	7.000% 09/25/2033 DD 11/01/03		1,015,045
COMCAST CORP NEW NT	5.500% 03/15/2011 DD 03/14/03		623,622
COMMERCIAL CR GROUP INC NT	8.700% 06/15/2009		111,602
CONOCO FDG CO NT	6.350% 10/15/2011 DD 10/11/01		145,742
COUNTRYWIDE HOME LN MTN #00103	7.200% 10/30/2006 DD 10/30/96		111,484
COUNTRYWIDE HOME LNS MTN #0034	3.250% 05/21/2008 DD 05/21/03		97,831
CREDIT SUISSE FB INC NT	6.125% 11/15/2011 DD 11/06/01		381,063
DAIMLER CHRYSLER NORTH AMER	4.750% 01/15/2008 DD 01/16/03		255,780
DOMINION RES INC VA NEW SR NT	2.800% 02/15/2005 DD 02/13/03		151,547

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
DOW CHEM CO NT	6.125% 02/01/2011 DD 02/08/01		161,390
DUKE ENERGY CORP SR NT	4.200% 10/01/2008 DD 09/23/03		200,874
EOP OPERATING LP NTS	6.750% 02/15/2012 DD 02/15/02		110,453
EXELON GENERATION CO LLC SR NT	6.950% 06/15/2011 DD 12/15/01		112,296
FHLMC POOL #D9-5395	6.500% 05/01/2022 DD 05/01/02		647,895
FHLMC POOL #E8-3211	6.500% 04/01/2016 DD 04/01/01		141,523
FHLMC POOL #E9-0325	6.500% 06/01/2017 DD 06/01/02		504,558
FHLMC MULTICLASS CTF 1483 VF	8.000% 09/15/2011		423,397
FHLMC MULTICLASS MTG	6.500% 05/15/2008 DD 05/01/93		744,188
FHLMC POOL #E0-1254	6.500% 10/01/2017 DD 10/01/02		301,257
FHLMC POOL #E0-1424	4.000% 08/01/2018 DD 08/01/03		717,366
FHLMC MULTICLASS CTF 2344 ZJ	6.500% 08/15/2031 DD 08/01/01		121,767
FHLMC MULTICLASS CTF 2362 PD	6.500% 06/15/2020 DD 09/01/01		770,933
FHLMC MULTICLASS CTFS 2412 SP	VAR RT 02/15/2032 DD 02/15/02		105,176
FHLMC MULTICLASS CTFS 2367 VD	6.000% 01/15/2019 DD 10/01/01		416,910
FHLMC MULTICLASS MTG	6.000% 01/15/2017 DD 01/01/02		1,376,336
FHLMC MULTICLASS CTFS 2399 OH	6.500% 01/15/2032 DD 01/01/02		530,571
FHLMC MULTICLASS CTFS 2410 NG	6.500% 02/15/2032 DD 02/01/02		1,326,633
FHLMC MULTICLASS CTFS 2425 OB	6.000% 03/15/2017 DD 03/01/02		737,210
FHLMC MULTICLASS CTF 1575 SA	VAR RT 08/15/2008 DD 08/15/93		367,956
FHLMC MULTICLASS MTG P/C 1668D	6.500% 02/15/2014		1,295,517
FHLMC MULTICLASS MTG	10.000% 11/15/2022 DD 06/01/98		407,790
FHLMC MULTICLASS MTG	6.500% 08/15/2028 DD 08/01/98		1,055,996
FHLMC MULTICLASS MTG 2102 TC	6.000% 12/15/2013 DD 12/01/98		1,606,290
FHLMC MULTICLASS CTFS 2169 TB	7.000% 06/15/2029 DD 06/01/99		313,320
FHLMC MULTICLASS CTFS 2262 Z	7.500% 10/15/2030 DD 10/01/00		1,225,123
FHLMC MULTICLASS CTFS 2355 BP	6.000% 09/15/2016 DD 09/01/01		637,950
FHLMC MULTICLASS MTG	6.500% 05/15/2030 DD 04/01/02		79,696
FNMA GTD REMIC P/T CTF 92-205Z	7.00% 11/25/2022		1,523,649
FNMA GTD REMIC CTF93-217H PO	0.000% 08/25/2023 DD 10/01/93		112,451
FNMA GTD REMIC P/T CTF 94-40-Z	6.500% 03/25/2024		1,005,322
FNMA GTD REMIC P/T 1994-34 DZ	6.000% 03/25/2009		935,448
FEDERAL NATL MTG ASSN DEBS	7.125% 06/15/2010 DD 06/09/00		2,348,170
FEDERAL NATL MTG ASSN	6.000% 05/15/2011 DD 05/25/01		1,107,780
FEDERAL NATL MTG ASSN DEBS	6.125% 03/15/2012 DD 03/26/02		556,838
FNMA GTD REMIC P/T 01-7 PF	7.000% 03/25/2031 DD 02/01/01		209,308
FNMA GTD REMIC P/T 2002-12 VC	6.500% 12/25/2011 DD 04/01/01		413,222

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FNMA GTD REMIC CTF 329 1 PO	0.000% 12/01/2032 DD 12/01/02		87,060
FNMA POOL #0252409	6.500% 03/01/2029 DD 02/01/99		346,571
FNMA POOL #0254774	5.500% 05/01/2013 DD 04/01/03		330,919
FNMA POOL #0254353	7.000% 05/01/2017 DD 04/01/02		277,686
FNMA POOL #0254827	5.500% 05/01/2013 DD 05/01/03		453,384
FNMA POOL #0583745	6.000% 06/01/2016 DD 06/01/01		276,577
FNMA POOL #0602589	7.000% 09/01/2031 DD 08/01/01		298,925
FNMA POOL #0627139	6.500% 03/01/2017 DD 03/01/02		463,769
FNMA POOL #0636917	7.000% 03/01/2017 DD 03/01/02		343,291
FNMA POOL #0638411	5.500% 03/01/2017 DD 03/01/02		314,633
FNMA POOL #0638774	7.000% 05/01/2017 DD 05/01/02		747,646
FNMA POOL #0665775	5.500% 09/01/2017 DD 09/01/02		340,941
FNMA POOL #0667070	7.000% 07/01/2017 DD 09/01/02		862,492
FNMA POOL #0668811	6.000% 11/01/2017 DD 11/01/02		272,030
FNMA GTD REMIC P/T 01-44 PD	7.000% 09/25/2031 DD 08/01/01		314,773
FNMA GTD REMIC P/T	6.000% 12/25/2016 DD 11/01/01		1,061,420
FNMA GTD REMIC P/T 01-81 SL IO	VAR RT 01/18/2032 DD 12/18/01		160,511
FNMA GTD REMIC P/T 02-3 OG	6.000% 02/25/2017 DD 01/01/02		794,102
FNMA GTD REMIC P/T 2002-36 PE	6.500% 07/25/2032 DD 05/01/02		403,828
FNMA GTD REMIC P/T 02-94 BK	5.500% 01/25/2018 DD 12/01/02		1,631,745
FNMA GTD REMIC P/T	5.500% 06/25/2022 DD 12/01/02		6,090
FNMA GTD REMIC P/T	5.000% 11/25/2012 DD 02/01/03		20,529
FHLMC MULTICLASS CTFS 2460 VZ	6.000% 11/15/2029 DD 06/01/02		280,085
FHLMC MULTICLASS CTFS 2474 NR	6.500% 07/15/2032 DD 07/01/02		317,987
FHLMC MULTICLASS CTFS 2484 LZ	6.500% 07/15/2032 DD 07/01/02		342,092
FHLMC MULTICLASS MTG	8.500% 11/15/2015 DD 09/01/02		180,957
FNMA GTD REMIC P/T 03-W4 2A	6.500% 10/25/2042 DD 03/01/03		182,798
FNMA GTD REMIC P/T 03-66 SK	VAR RT 07/25/2033 DD 06/01/03		32,066
FNMA GTD REMIC P/T 03-55 CD	5.000% 06/25/2023 DD 05/01/03		1,105,799
FNMA GTD REMIC P/T 03-47 PE	5.750% 06/25/2033 DD 05/01/03		297,455
FNMA GTD REMIC P/T 03-52 SX	VAR RT 10/25/2031 DD 05/25/03		288,961
FNMA GTD REMIC P/T 03-80 SV IO	VAR RT 06/25/2023 DD 07/25/03		138,467
FNMA GTD REMIC P/T 03-71 PS	VAR RT 08/25/2033 DD 07/01/03		77,969
FNMA GTD REMIC P/T 03-91 SD	VAR RT 09/25/2033 DD 08/25/03		97,236
FHLMC MULTICLASS MTG 2519 BT	8.500% 09/15/2031 DD 11/01/02		70,064
FHLMC MULTICLASS MTG 2527 TB	6.000% 11/15/2032 DD 11/01/02		104,451
FHLMC MULTICLASS MTG 2537 TE	5.500% 12/15/2017 DD 12/01/02		1,024,716

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FHLMC MULTICLASS CTFS 2565 MB	6.000% 05/15/2030 DD 01/01/03		263,560
FHLMC MULTICLASS SER T-54 2A	6.500% 02/25/2043 DD 02/01/03		871,449
FHLMC MULTICLASS CTFS T-54 3A	7.000% 02/25/2043 DD 02/01/03		427,377
FHLMC MULTICLASS MTG	6.500% 03/15/2033 DD 03/01/03		45,357
FHLMC MULTICLASS MTG	VAR RT 02/15/2033 DD 04/15/03		112,901
FHLMC MULTICLASS MTG	VAR RT 02/15/2033 DD 04/15/03		85,364
FHLMC MULTICLASS CTFS 2494 VA	6.000% 03/15/2014 DD 04/01/03		248,404
FHLMC MULTICLASS MTG	4.500% 05/15/2018 DD 05/01/03		936,212
FHLMC MULTICLASS 2610 DS IO	VAR RT 03/15/2033 DD 05/15/03		164,497
FNMA GTD REMIC P/T 03-13 ZB	4.500% 11/25/2018 DD 10/01/03		457,198
FNMA GTD REMIC P/T 03-106 US	VAR RT 11/25/2023 DD 10/01/03		40,444
FHLMC MULTICLASS MTG	4.500% 06/15/2018 DD 06/01/03		776,771
FHLMC MULTICLASS MTG	VAR RT 06/15/2023 DD 06/15/03		85,656
FHLMC MULTICLASS CTFS 2643 KG	4.000% 05/15/2018 DD 07/01/03		1,458,455
FHLMC MULTICLASS MTG	VAR RT 02/15/2025 DD 08/15/03		106,299
FHLMC MULTICLASS MTG	5.000% 11/15/2022 DD 09/01/03		975,840
FHLMC MULTICLASS MTG	VAR RT 10/15/2021 DD 10/15/03		112,990
FHLMC MULTICLASS CTFS 2691 WS	VAR RT 10/15/2033 DD 10/15/03		41,863
FNMA POOL #0688625	6.000% 03/01/2033 DD 03/01/03		249,203
FNMA POOL #0695533	8.000% 06/01/2027 DD 04/01/03		184,688
FNMA POOL #0695584	6.000% 03/01/2033 DD 03/01/03		282,249
FNMA POOL #0756138	8.500% 11/01/2012 DD 11/01/03		432,242
FORD MTR CR CO NT	5.800% 01/12/2009 DD 01/12/99		1,029,840
FORD MTR CR CO GLOBAL LAND SEC	7.375% 10/28/2009 DD 10/28/99		329,436
FORD MTR CR CO GLOBAL SECS	6.500% 01/25/2007 DD 10/25/01		426,060
GNMA POOL #0593677	6.500% 04/15/2023 DD 04/01/03		578,043
GNMA POOL #0515099	7.000% 02/15/2015 DD 02/01/00		254,984
GNMA POOL #0530795	6.500% 01/15/2023 DD 01/01/03		776,034
GNMA POOL #0781570	8.000% 01/15/2016 DD 03/01/03		267,330
GTE CORP	8.750% 11/01/2021 DD 11/01/91		184,710
GENERAL ELEC CORP MTN #TR00590	3.500% 05/01/2008 DD 05/02/03		199,938
GENERAL ELEC CAP MTN #TR 00443	7.375% 01/19/2010 DD 01/19/00		152,729
GENERAL ELEC CAP MTN #TR00482	6.125% 02/22/2011 DD 02/21/01		550,075
GENERAL ELEC CAP MTN TR 00521	5.875% 02/15/2012 DD 02/15/02		1,020,946
GMAC NT	7.750% 01/19/2010 DD 01/19/00		850,193
GENERAL MTRS ACCEP CORP NT	6.750% 01/15/2006 DD 01/11/01		214,718
GENERAL MTRS ACCEP CORP GL BD	7.250% 03/02/2011 DD 03/02/01		384,013

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
GOLDMAN SACHS GROUP INC NT	6.875% 01/15/2011 DD 01/16/01		312,296
GOLDMAN SACHS GROUP INC SR NT	6.600% 01/15/2012 DD 01/10/02		642,563
GNMA GTD REMIC P/T 2002-40 UK	6.500% 06/20/2032 DD 06/01/02		523,890
GNMA GTD REMIC P/T 03-52 PA PO	ZEROCPN 06/16/2033 DD 06/01/03		112,540
GNMA GTD REMIC P/T 03-24 PO	0.000% 03/16/2033 DD 03/01/03		66,790
GNMA GTD REMIC 03-18 OV	7.000% 10/20/2031 DD 03/01/03		522,474
GNMA GTD REMIC 2002-54 GB	6.500% 08/20/2032 DD 08/01/02		420,250
GNMA GTD REMIC P/T 02-24 AG IO	VAR RT 04/16/2032 DD 04/16/02		91,152
GNMA GTD REMIC P/T 02-31 S IO	VAR RT 01/16/2031 DD 05/16/02		66,096
GNMA GTD REMIC 02-51 SG	VAR RT 04/20/2031 DD 07/20/02		103,362
GNMA GTD REMIC 02-47 PG	6.500% 07/16/2032 DD 07/01/02		529,946
GNMA GTD REMIC P/T 02-79 KV	6.000% 11/20/2013 DD 11/01/02		486,310
GNMA GTD REMIC P/T 03-4 NI	5.500% 01/20/2032 DD 01/01/03		84,554
GNMA GTD REMIC P/T 03-2 SF	VAR RT 04/20/2030 DD 01/20/03		99,563
GNMA GTD REMIC P/T 94-7 PQ	6.500% 10/16/2024 DD 10/01/94		1,060,894
GNMA GTD REMIC TR 2000-6 Z	7.500% 02/20/2030		434,634
GNMA GTD REMIC TR 2000-14 PD	7.000% 02/16/2030		324,194
GNMA GTD REMIC 00-9 CL ZJ	8.500% 02/16/2030 DD 02/01/00		319,365
GNMA GTD REMIC 2000-27 CL Z	7.500% 09/20/2030		403,112
GREEN TREE FINL 98-3 CTF A5	6.220% 03/01/2030 DD 04/28/98		1,432,791
HOUSEHOLD FIN CORP NT	6.750% 05/15/2011 DD 05/09/01		281,445
HOUSEHOLD FIN CORP NT	6.375% 10/15/2011 DD 10/23/01		275,313
HOUSEHOLD FIN CORP GLOBAL NT	4.625% 01/15/2008 DD 01/14/03		686,090
INTL LEASE FIN CORP NT	4.500% 05/01/2008 DD 04/29/03		77,831
INTERNATIONAL LEASE FIN CORP	5.875% 05/01/2013 DD 04/29/03		79,019
INTERNATIONAL PAPER CO SR NT	4.250% 01/15/2009 DD 12/15/03		80,164
LEHMAN BROS HLDGS INC SR NTS	7.200% 08/15/2009 DD 08/19/97		119,973
LEHMAN BROS HLDGS INC NT	7.875% 08/15/2010 DD 08/15/00		83,847
LEHMAN BROTHERS HLDGS TR 00387	6.625% 01/18/2012 DD 01/10/02		141,074
LIBERTY MEDIA CORP NEW SR NT	5.700% 05/15/2013 DD 05/05/03		10,113
MBNA CR CARD 03 1 CL C	VAR RT 06/15/2012 DD 02/04/03		104,611
MASTER ASSET SEC TR 03-7 30 PO	0.000% 09/25/2033 DD 07/01/03		74,195
MASS MUTUAL GBL MTN #TR00017	3.250% 06/15/2007 DD 12/10/03		161,650
MERRILL LYNCH & CO MTN 00355	3.700% 04/21/2008 DD 04/21/03		201,312
MORGAN J P & CO INC SUB NT	6.250% 01/15/2009 DD 01/28/94		330,984
MORGAN STANLEY DW & CO GL NT	6.750% 04/15/2011 DD 04/23/01		564,801
MORGAN STANLEY & CO INC SR NT	4.250% 05/15/2010 DD 05/07/03		134,810

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
NCNB CORP SUB NT	9.375% 09/15/2009 DD 09/27/89		189,557
NEW YORK LIFE MTN #TR0001 144A	5.375% 09/15/2013 DD 09/10/03		257,928
NISSAN AUTO REC 03-B A4	2.050% 03/16/2009 DD 06/17/03		194,813
NORMURA ASSET ACCEP CORP 03-A1	5.500% 05/25/2033 DD 04/01/03		276,266
NOMURA ASSET ACCEP 03-A1 CL A2	6.000% 05/25/2033 DD 04/01/03		257,071
NOMURA ASSET ACCEP CORP 03-A1	7.000% 04/25/2033 DD 04/01/03		154,376
PHH CORP NT	7.125% 03/01/2013 DD 02/19/03		190,405
PSEG PWR LLC SR NT	7.750% 04/15/2011 DD 10/15/01		47,081
POPULAR NORTH AMER INC MTN	4.250% 04/01/2008 DD 03/28/03		102,008
PRINICPAL LIFE #TR 00007 144A	6.250% 02/15/2012 DD 02/20/02		108,921
PRINCIPAL LIFE GLOBAL #TR00025	2.800% 06/26/2008 DD 06/26/03		145,125
RESIDENTIAL ACCREDIT 03 QS3 A2	VAR RT 02/25/2018 DD 02/25/03		162,174
RESIDENTIAL ACCREDIT 03-QS3 A8	VAR RT 02/25/2018 DD 02/25/03		105,169
RESIDENTIAL ACCREDIT 02 QS16A3	VAR RT 10/25/2017 DD 10/25/02		132,407
RESIDENTIAL ACCREDIT 02QS6 A10	6.500% 05/25/2032 DD 05/01/02		190,995
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01		224,186
SPRINT CAP CORP GTD NT	6.000% 01/15/2007 DD 01/15/02		160,218
STATE STR SUB NT	7.650% 06/15/2010 DD 06/20/00		119,593
TIME WARNER COS INC DEBT 81595	8.110% 08/15/2006 DD 08/15/95		192,445
TIME WARNER COS INC DEBT 81595	8.180% 08/15/2007 DD 08/15/95		289,453
TOYOTA MTR CR CORP NT	2.875% 08/01/2008 DD 07/14/03		98,125
UNION CAMP CORP NOTES	6.500% 11/15/2007 DD 11/15/97		54,813
UNITED MEXICAN STS TR# 00010	6.375% 01/16/2013 DD 01/16/03		83,000
UNITED MEXICAN STS MTN TR00012	4.625% 10/08/2008 DD 04/11/03		126,563
UNITED STS DEPT VET 98-1 2E	7.000% 09/15/2027		422,340
U S DEPT VETERANS 02-3 J	6.000% 04/15/2009 DD 09/01/02		308,217
U S DEPT VETERANS AFF 03-1 B	5.750% 12/15/2020 DD 02/01/03		415,776
U S TREASURY BONDS	12.750% 11/15/2010 DD 11/17/80		359,625
U S TREASURY BONDS	12.000% 08/15/2013 DD 08/15/83		5,527,500
U S TREASURY BONDS	9.875% 11/15/2015 DD 11/15/85		1,640,375
U S TREASURY NOTES	05.625% 05/15/2008 DD 05/15/98		4,986,563
U S TREASURY NOTES	06.000% 08/15/2009 DD 08/15/99		4,079,250
U S TREASURY NOTES	06.500% 02/15/2010 DD 02/15/00		4,417,500
U S TREASURY NOTES	3.500% 11/15/2006 DD 11/15/01		2,068,130
U S TREASURY NOTES	06.500% 10/15/2006 DD 10/15/96		3,843,524
U S TREASURY NOTES	4.375% 05/15/2007 DD 05/15/02		2,966,320
U S TREASURY NT	3.250% 08/15/2008 DD 08/15/03		5,033,000

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
U S TREAS STRIP GENERIC TINT	02/15/2011		3,156,552
U S TREAS STRIP GENERIC TINT	05/15/2011		740,930
U S TREAS STRIP GENERIC TINT	0.000% 05/15/2012 DD 11/15/85		5,689,678
U S TREAS STRIP GENERIC TINT	0.000% 11/15/2014 DD 11/15/85		149,570
U S TREAS STRIP GENERIC TINT	02/15/2016		550,780
VANDERBILT MTG 7 FIN 02 A A2	4.770% 10/07/2014 DD 02/01/02		1,543,590
VERIZON MD INC DEB SER A	6.125% 03/01/2012 DD 02/25/02		751,513
WAMU MTG PASS THROUGH 03-AR7	VAR RT 08/25/2033 DD 06/01/03		962,516
WFS FINL 2002 3 TR CL A 4	3.500% 02/20/2010 DD 08/15/02		511,380
WFS FINL 2003 2 CL A-3	1.760% 01/21/2008 DD 05/29/03		249,470
WFS FINL 03-2 OWNER TR CL A4	2.410% 12/20/2008 DD 05/29/03		297,081
WFS FINL 03 1 OWNER TR NT A3	2.030% 08/20/2007 DD 02/27/03		300,844
WFS FINL 03 4 CL A-4	2.980% 05/20/2011 DD 11/25/03		396,296
WASHINGTON MUT MTG 03-MS7 CL P	0.000% 03/25/2033 DD 02/01/03		133,788
WELLS FARGO & CO NEW SUB NT	6.375% 08/01/2011 DD 07/31/01		111,500
AEP TEX CENT CO SR NT SER A	5.500% 02/15/2013 DD 08/15/03		230,466
ANZ CAP TR I TR SECS 144A	4.484% 01/29/2049 DD 11/26/03		1,224,671
AOL TIME WARNER INC NT	6.875% 05/01/2012 DD 04/08/02		607,667
AT&T CORP SR NT	VAR RT 11/15/2011 DD 05/15/02		195,658
AT&T WIRELESS SVCS INC SR NT	7.875% 03/01/2011 DD 09/01/01		289,295
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02		868,749
AXA FINL INC SR NT	7.750% 08/01/2010 DD 07/28/00		568,574
ABBOTT LABS NT	5.625% 07/01/2006 DD 07/05/01		1,161,169
ABN AMRO N A HLDG 144A 3C7	VAR RT 12/29/2049 DD 09/24/02		378,546
AFRICAN DEV BK GLOBAL NT	3.250% 08/01/2008 DD 08/01/03		950,995
ALABAMA PWR CO SR NT	2.800% 12/01/2006 DD 11/20/03		1,169,905
ALCOA INC NT 2013	5.375% 01/15/2013 DD 08/13/02		329,074
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2034 DD 01/01/04		2,533,203
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2034 DD 01/01/04		3,100,290
ALLSTATE CORP SR NT	6.125% 02/15/2012 DD 02/20/02		266,513
ALTRIA GROUP INC NT	5.625% 11/04/2008 DD 11/04/03		530,888
AMERADA HESS CORP NT	6.650% 08/15/2011 DD 08/15/01		59,606
AMERICAN GEN FIN CORP MTN	4.500% 11/15/2007 DD 11/26/02		1,194,356
COMMIT TO PUR FHLMC GOLD SFM	5.500% 01/01/2034 DD 01/01/04		4,048,750
AMERICREDIT AUTO REC 02 EM A4A	3.670% 06/08/2009 DD 10/29/02		449,856
ANADARKO FIN CO SR NT	6.750% 05/01/2011 DD 04/26/01		56,680
ANADARKO PETE CORP NT	6.125% 03/15/2012 DD 03/08/02		113,663

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
BP CDA FINANCE	3.375% 10/31/2007 DD 09/27/02		1,258,388
BANC AMER COML MTG 03-2 CL A2	4.342% 03/11/2041 DD 11/01/03		556,534
BANK AMER CORP SR GLOBAL NT	3.250% 08/15/2008 DD 07/22/03		726,040
BANK ONE CORP SUB NT	7.875% 08/01/2010 DD 08/02/00		408,425
BANK ONE CORP NT	6.500% 02/01/2006 DD 01/30/01		1,628,190
BANK ONE ISSUANCE TR 03-3 NT	4.770% 02/16/2016 DD 06/18/03		420,328
BANKAMERICA CORP SR NTS	5.875% 02/15/2009 DD 02/08/99		399,901
BANQUE PARIBAS SUB NTS	6.875% 03/01/2009 DD 03/01/94		175,755
BARCLAYS BK PLC NT	7.400% 12/15/2009 DD 12/10/99		392,630
BAYERISCHE LANDESBK SR 00020	2.600% 10/16/2006 DD 09/25/03		1,204,116
BEAR STEARNS COML MTG 01-A2	6.480% 02/15/2035 DD 05/01/01		497,893
BEAR STEARNS COS INC GLOBAL NT	4.000% 01/31/2008 DD 12/26/02		407,125
BEAR STEARNS COS INC GLOBAL NT	4.500% 10/28/2010 DD 10/28/03		230,670
BOEING CO NT	5.125% 02/15/2013 DD 02/11/03		110,515
BRITISH TELECOMMUNICATIONS NT	STEP UP 12/15/2010 DD 12/12/00		285,964
CWABS INC 2003-5 CL AF-3	3.613% 04/25/2030 DD 11/01/03		352,461
CWABS INC 03-5 ASSET CL MF-1	5.413% 01/25/2034 DD 11/01/03		793,291
CWMBS INC 03-29 CHL CL A-1	5.500% 08/25/2033 DD 06/01/03		946,583
CADETS TR 2003-1 144A	4.800% 07/15/2013 DD 07/14/03		195,009
CAPITAL AUTO RECS 03-2 CL A3B	VAR RT 02/15/2007 DD 06/11/03		770,000
CAPITAL AUTO REC 03-2 CL A4A	1.960% 01/15/2009 DD 06/11/03		481,929
CAPITAL ONE BK MTN SR #TR00174	4.875% 05/15/2008 DD 05/15/03		226,070
CAPITAL ONE MULTI 03-4 NT CL A	3.650% 07/15/2011 DD 09/26/03		920,000
CAPITAL ONE MULTI-ASSET 03-6 A	2.950% 08/17/2009 DD 10/24/03		713,883
CHEVRONTEXACO CAP CO GTD NT	3.500% 09/17/2007 DD 09/10/02		1,166,102
CITIGROUP INC GLOBAL SUB NT	7.250% 10/01/2010 DD 10/11/00		1,113,167
CITIBANK CR CARD TR 2001 A 6	5.650% 06/16/2008 DD 06/20/01		2,594,314
CITIBANK CK CARD ISSUANCE TR	2.700% 01/15/2008 DD 01/24/03		3,526,537
CITIBANK CR CARD ISSUANCE 03C4	5.000% 06/10/2015 DD 06/13/03		312,469
CITIZENS COMMUNICATIONS CO NT	9.250% 05/15/2011 DD 05/23/01		348,743
COCA COLA ENTERPRISES INC NT	6.125% 08/15/2011 DD 08/15/01		77,415
COLUMBUS SOUTHN PWR CO SR NT	5.500% 03/01/2013 DD 09/01/03		144,987
COMCAST CABLE COMMUNS INC NT	6.750% 01/30/2011 DD 01/16/01		328,323
CONOCO FDG CO NT	6.350% 10/15/2011 DD 10/11/01		291,483
CONSOLIDATED EDISON CO N Y INC	5.625% 07/01/2012 DD 06/24/02		153,926
CONSTELLATION ENERGY GROUP INC	6.350% 04/01/2007 DD 03/26/02		103,965
CONSTELLATION ENERGY GROUP INC	4.550% 06/15/2015 DD 06/13/03		13,788

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
CORE INVT GRADE BD 02 1	4.727% 11/30/2007 DD 11/20/02		3,116,636
COUNTRYWIDE HOME LNS MTN 00255	5.500% 08/01/2006 DD 08/08/01		1,116,185
COX COMMUNICATIONS INC NEW NT	6.750% 03/15/2011 DD 03/09/01		186,938
CREDIT SUISSE FB 01-CK1 CL A 3	6.380% 12/16/2035 DD 03/01/01		1,788,435
CREDIT SUISSE FB 02 CKN2 CL A3	6.133% 04/15/2037 DD 05/01/02		608,086
CREDIT SUISSE FB INC NT	6.125% 11/15/2011 DD 11/06/01		97,988
CREDIT SUISSE FB USA INC NT	6.500% 01/15/2012 DD 01/11/02		612,128
CREDIT SUISSE FB 03 CPN1 A 2	4.597% 03/15/2035 DD 03/01/03		301,813
CREDIT SUISSE FB 03-C3 CL A-5	3.936% 05/15/2038 DD 06/01/03		2,013,870
DAIMLER CHRYSLER NT	7.750% 01/18/2011 DD 01/18/01		348,795
DAIMLERCHRYSLER NA HLDG CORP	4.050% 06/04/2008 DD 06/10/03		247,927
DAIMLERCHRYSLER AUTO TR 03A A4	2.880% 10/08/2009 DD 08/21/03		180,928
DELPHI CORP DEL NT	6.500% 08/15/2013 DD 07/25/03		262,538
DEUTSCHE TELEKOM INTL FIN BV	VAR RT 06/15/2010 DD 07/06/00		193,450
DEUTSCHE TELEKOM INTL FIN BV	5.250% 07/22/2013 DD 07/22/03		191,929
DEVON FING CORP ULC NT	6.875% 09/30/2011 DD 10/03/01		124,729
DIAGEO CAP PLC GLOBAL NT	3.375% 03/20/2008 DD 03/20/03		347,704
DISNEY WALT CO MTN #TR 00046	6.375% 03/01/2012 DD 02/28/02		142,958
DOMINION RES INC VA SER A	8.125% 06/15/2010 DD 06/26/00		581,772
DOW CHEM CO NT	6.125% 02/01/2011 DD 02/08/01		86,074
DOW CHEM CO NT	6.000% 10/01/2012 DD 08/29/02		100,002
DOW CHEM CO SR NT	5.750% 11/15/2009 DD 11/12/02		96,356
DUKE ENERGY CORP SR NT	6.250% 01/15/2012 DD 01/14/02		118,972
DUKE ENERGY CORP 1ST & REF MTG	3.750% 03/05/2008 DD 09/05/03		125,976
DUKE CAP CORP SR NT	6.250% 02/15/2013 DD 02/15/02		158,226
FEDERAL HOME LN MTG CORP DEB	4.250% 06/15/2005 DD 05/16/02		5,189,650
FEDERAL HOME LN MTG ASSN DISCO	MAT 08/06/2004		9,549,173
FEDERAL NATL MTG ASSN MTN	7.000% 07/15/2005 DD 07/14/00		1,171,671
FEDERAL NATL MTG ASSN DEBS	3.250% 08/15/2008 DD 07/25/03		1,144,776
FEDERAL NATL MTG ASSN DEBS	4.000% 09/02/2008 DD 08/15/03		2,217,491
FEDERAL NATL MTG ASSN DEBS	5.125% 01/02/2014 DD 11/06/03		1,214,300
FEDERATED DEPT STORES SR NT	6.625% 04/01/2011 DD 03/27/01		61,755
FIRSTENERGY CORP NT SER B	6.450% 11/15/2011 DD 11/15/01		238,372
FLEET CR CARD MASTER TR 03A A	2.400% 07/15/2008 DD 02/27/03		416,816
FLEETBOSTON FINL CORP SR NT	3.850% 02/15/2008 DD 02/13/03		391,376
FORD MTR CR CO GLOBAL LAND SEC	7.375% 10/28/2009 DD 10/28/99		5,491
FORD MTR CR CO GBL LANDMARK	7.875% 06/15/2010 DD 06/14/00		301,682

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FORD MTR CR CO GBL LANDMARK	7.375% 02/01/2011 DD 01/30/01		316,100
FORD MTR CR CO GLOBAL SECS	6.500% 01/25/2007 DD 10/25/01		1,267,529
FORD MTR CR CO GLOBAL NT	7.000% 10/01/2013 DD 09/23/03		304,081
FRANCE TELECOM SA NT	STEP 03/01/2011 DD 09/01/01		522,474
GE CAP COML MTG CORP 02-1A A3	6.269% 12/10/2035 DD 04/01/02		791,076
GENERAL DYNAMICS CORP NT	2.125% 05/15/2006 DD 05/15/03		293,292
GENERAL DYNAMICS CORP NT	4.250% 05/15/2013 DD 05/15/03		181,775
GENERAL ELEC CORP MTN #TR00590	3.500% 05/01/2008 DD 05/02/03		2,539,218
GENERAL ELEC CAP CORP #TR00601	3.250% 06/15/2009 DD 06/05/03		656,539
GENERAL MTRS ACCEP CORP GL BD	7.250% 03/02/2011 DD 03/02/01		603,449
GENERAL MTRS ACCEP CORP NT	6.875% 09/15/2011 DD 09/12/01		1,416,492
GENERAL MTRS ACCEP CORP SR NT	7.000% 02/01/2012 DD 02/01/02		542,951
GOLDMAN SACHS GROUP INC NT	6.650% 05/15/2009 DD 05/19/99		1,012,326
GOLDMAN SACHS GROUP INC SR NT	4.125% 01/15/2008 DD 01/13/03		328,099
GREENWICH CAP COML 02 C1 A4	4.948% 01/11/2035 DD 12/01/02		1,381,529
GREENWICH CAP COML FDG 03-C1	3.850% 07/05/2012 DD 06/01/03		582,269
GREENWICH CAP COML 2003-C1 A4	4.111% 07/05/2012 DD 06/01/03		508,459
HBOS PLC MTN #SB 00007 144A	VAR RT 11/29/2049 DD 10/30/03		707,778
HANCOCK JOHN II MTN 00001 144A	7.900% 07/02/2010 DD 06/30/00		971,121
HANCOCK JOHN MTN TR 00008 144A	6.500% 03/01/2011 DD 02/28/01		188,646
HANCOCK JOHN MTN 144A #TR00020	5.000% 07/27/2007 DD 06/24/02		1,088,899
HARTFORD FINL SR NT	7.900% 06/15/2010 DD 06/16/00		94,700
HARTFORD FINL SVCS GRP INC NT	4.700% 09/01/2007 DD 08/29/02		57,784
HEINZ H J FIN CO GTD NT	STEP 07/15/2011 DD 01/15/03		294,286
HONDA AUTO REC 03-3 OWNER A-4	2.770% 11/21/2008 DD 08/19/03		801,227
HONDA AUTO REC 03-4 CL A-4	2.790% 03/16/2009 DD 10/30/03		579,003
HOUSEHOLD FIN CORP NT	6.375% 10/15/2011 DD 10/23/01		1,349,031
ICI WILMINGTON INC GTD NT	4.375% 12/01/2008 DD 11/24/03		288,913
INTERNATIONAL LEASE FIN CORP	5.875% 05/01/2013 DD 04/29/03		121,163
INTERNATIONAL PAPER CO NT	VAR RT 10/30/2012 DD 10/29/02		135,443
JACKSON NATL LIFE MTN 144A	5.250% 03/15/2007 DD 03/12/02		252,038
KFW INTL FIN INC GTD GLOBAL NT	4.750% 01/24/2007 DD 01/24/02		1,167,703
KINDER MORGAN ENERGY PARTNERS	7.125% 03/15/2012 DD 03/14/02		80,193
KINDER MORGAN INC SR NT	6.500% 09/01/2012 DD 08/27/02		402,752
KROGER CO NT	6.800% 04/01/2011 DD 05/11/01		11,192
KROGER CO SR NT	6.200% 06/15/2012 DD 06/17/02		380,738
LASMO USA INC GTD NT	7.500% 06/30/2006 DD 07/08/96		22,341

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
LB UBS COML MTG TR 03-C7 A-4	VAR RT 10/15/2033 DD 09/11/03		1,106,974
LB UBS COML MTG 03-C8 CL A-2	4.207% 11/15/2027 DD 11/11/03		885,483
LIBERTY MEDIA CORP NEW SR NT	5.700% 05/15/2013 DD 05/05/03		60,675
M&I AUTO LN TR 03-1 CL A-4	2.970% 04/20/2009 DD 11/13/03		255,319
MBNA CR CARD MASTER NT 031 CLA	3.300% 07/15/2010 DD 02/27/03		1,440,937
MASTR ASSET SEC TR 03-8 1-A-1	5.500% 09/25/2033 DD 08/01/03		969,550
MANTIS REEF LTD ABS SECS 144A	4.692% 11/14/2008 DD 11/04/03		286,425
MERRILL LYNCH & CO MTN	4.000% 11/15/2007 DD 11/15/02		1,749,569
METLIFE INC SR NT	6.125% 12/01/2011 DD 11/27/01		179,952
METLIFE INC SR NT	5.375% 12/15/2012 DD 12/10/02		453,059
MILLER BREWING CO GTD NT 144A	4.250% 08/15/2008 DD 08/13/03		425,578
MONUMENTAL GLOBAL FDG NT 144A	3.850% 03/03/2008 DD 02/11/03		418,694
MORGAN STANLEY DW 03 HQ2 A2	4.920% 03/12/2035 DD 03/01/03		460,789
NATIONAL RURAL UTILS COOP NT	6.500% 03/01/2007 DD 03/07/02		336,927
NATIONAL RURAL UTILS COOP FIN	7.250% 03/01/2012 DD 03/07/02		238,856
NATIONAL RURAL UTILITIES COOP	3.875% 02/15/2008 DD 02/07/03		70,791
NATIONWIDE FINL SVCS INC SR NT	5.900% 07/01/2012 DD 06/24/02		52,188
NEWS AMER INC SR NTS	6.625% 01/09/2008 DD 01/09/98		77,853
NISSAN AUTO REC 03-B A4	2.050% 03/16/2009 DD 06/17/03		1,699,740
NORDBANKEN AB STEP UP CAP 144A	FIX/FLOAT 11/29/2049		478,054
NORTHRUP GRUMMAN CORP NT	7.125% 02/15/2011 DD 02/27/01		364,316
OCCIDENTAL PETE MTN # TR 00137	4.250% 03/15/2010 DD 03/03/03		90,417
ONYX ACCEP OWNER TR 03-B A-4	2.450% 03/15/2010 DD 05/16/03		1,540,179
ONYX ACCEP OWNER TR 03-C A-4	2.660% 05/17/2010 DD 07/30/03		361,977
ONYX ACCEP OWNER 03-D CL A-4	3.200% 03/15/2010 DD 10/30/03		260,528
OPTION ONE MTG ACCEP CORP 03-5	VAR RT 07/01/2033 DD 07/23/03		351,518
PSE&G TRANSITION FDG 01-1 A-6	6.610% 06/15/2015 DD 01/31/01		491,404
PEPCO HLDGS INC NT	6.450% 08/15/2012 DD 02/15/03		419,889
PFIZER INC NT	5.625% 02/01/2006 DD 01/30/01		1,161,113
PHILLIPS PETE CO NT	8.750% 05/25/2010 DD 05/25/00		118,675
POPULAR NORTH AMER MTN	6.125% 10/15/2006 DD 10/15/01		690,264
POPULAR NORTH AMER INC MTN	4.250% 04/01/2008 DD 03/28/03		188,715
PRICOA GLOBAL FDG TR00002 144A	3.900% 12/15/2008 DD 12/16/03		975,449
PRINCIPAL LIFE GLOBAL FDG 144A	3.625% 04/30/2008 DD 04/11/03		434,456
PROGRESS ENERGY INC SR NT	7.100% 03/01/2011 DD 02/22/01		5,633
PROGRESS ENERGY INC SR NT	6.850% 04/15/2012 DD 04/17/02		267,487
PROTECTIVE LIFE MTN #TR 00001	3.700% 11/24/2008 DD 11/24/03		737,691

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
PULTE HOMES INC SR NT	6.250% 02/15/2013 DD 02/03/03		37,214
QBE INS GROUP LTD SUB FXD 144A	VAR RT /07/01/2023 DD 06/17/03		152,474
RBS CAP TR I TR PFD SECS	VAR RT 12/29/2049 DD 05/21/03		296,388
RESIDENTIAL ASSET 02 KS4 AIIB	VAR RT 07/25/2032 DD 07/02/02		296,132
RESIDENTIAL ASSET SECURITIES	VAR RT 07/25/2033 DD 06/27/03		598,612
ROYAL BK SCOTLAND SUB NTS	5.000% 10/01/2014 DD 10/02/02		353,718
ROYAL KPN NV NT	8.000% 10/01/2010 DD 10/04/00		89,719
SLM CORP MTN # TR 00013	3.625% 03/17/2008 DD 02/20/03		1,287,348
SLM STUDENT LN TR 03-11 144A	2.990% 12/15/2022 DD 10/30/03		846,981
SAFEWAY INC NT	4.125% 11/01/2008 DD 10/29/03		547,591
SCHERING PLOUGH CORP SR NT	5.300% 12/01/2013 DD 11/26/03		197,797
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01		358,698
SPRINT CAP CORP NT	8.375% 03/15/2012 DD 03/14/02		356,182
SUNTRUST BK ATL GA MTN SR00003	2.500% 11/01/2006 DD 10/10/03		485,985
TIAA GLOBAL MKTS INC NT	3.875% 01/22/2008 DD 01/16/03		1,026,564
TARGET CORP NT	5.875% 03/01/2012 DD 03/11/02		466,683
TELECOM ITALIA CAP SR NT 144A	4.000% 11/15/2008 DD 10/29/03		649,128
TOYOTA AUTO REC 03-B CTF A-4	2.790% 01/15/2010 DD 09/18/03		393,717
TOYOTA MTR CR CORP NT	2.875% 08/01/2008 DD 07/14/03		677,063
TRIAD AUTOMOBILE 03-B A-4	3.200% 12/13/2010 DD 10/29/03		431,344
TXU ENERGY CO LLC SR NT	7.000% 03/15/2013 DD 09/15/03		143,771
UFJ FIN ARUBA A E C GTD NT	6.750% 07/15/2013 DD 07/25/03		142,842
US BK NATL ASSN OH MTN TR00189	2.850% 11/15/2006 DD 11/12/03		738,557
UNILEVER CAP CORP	6.875% 11/01/2005 DD 10/24/00		1,160,276
UNITED STATES TREAS NOTES	1.500% 07/31/2005 DD 07/31/03		2,413,113
U S TREASURY NOTES	1.625% 09/30/2005 DD 09/30/03		135,000
U S TREASURY NTS	1.625% 10/31/2005 DD 10/31/03		10,793,109
U S TREASURY NOTE	3.375% 11/15/2008 DD 11/15/03		680,468
U S TREASURY NOTES	1.875% 11/30/2005 DD 11/30/03		2,605,720
VALERO ENERGY CORP NT	6.875% 04/15/2012 DD 04/15/02		71,926
VERIZON GLOBAL FDG CORP NT	6.750% 12/01/2005 DD 06/01/01		976,500
VERIZON NEW YORK INC DEB SER A	6.875% 04/01/2012 DD 03/28/02		509,018
VIACOM INC GTD SR NT	6.625% 05/15/2011 DD 05/17/01		187,326
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00		559,303
VOLKSWAGEN AUTO LN ENHANCED	1.490% 05/21/2007 DD 06/27/03		1,190,813
VOLKSWAGEN AUTO LN 03-2 CL A-4	2.940% 03/22/2010 DD 10/29/03		505,158
WFS FINL 2002 2 OWNER TR CL A4	VAR RT 02/20/2010 DD 05/30/02		2,504,773

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
WFS FINL 03-3 OWNER TR CL A-4	3.250% 05/20/2011 DD 08/28/03		633,248
WFS FINL 03 4 CL A-4	2.980% 05/20/2011 DD 11/25/03		326,066
WACHOVIA ASSET SECS 02 HE2	VAR RT 12/25/2032 DD 12/19/02		405,371
WALMART STORES INC NT	4.550% 05/01/2013 DD 04/29/03		192,592
WASHINGTON MUT INC NT	4.000% 01/15/2009 DD 11/03/03		650,582
WEATHERFORD INTL LTD GTD SR NT	4.950% 10/15/2013 DD 10/07/03		275,492
WELLS FARGO BK NA NT	6.450% 02/01/2011 DD 02/06/01		420,534
WEST PAC CAP TR III TR 144A	VAR RT 12/29/2049 DD 08/13/03		371,531
WORLD OMNI AUTO REC 03 1 A4	2.580% 09/15/2009 DD 03/11/03		908,010
AMSOUTH BK BIRMINGHAM #TR00004	VAR RT 12/22/2005 DD 12/22/03		399,600
FEDERAL NATL MTG ASSN DISCOUNT	MAT 04/07/2004		99,449
MANE FUNDING CORP DISC	01/26/2004		249,246
NATEXIS BANQUES NY INSTL C/D	VAR RT 12/10/2004 DD 06/10/03		299,997
SOCIETE GENERALE NY INSTL C/D	VAR RT 12/10/2004 DD 12/11/03		399,880
U S TREASURY NTS	2.375% 08/15/2006 DD 08/15/03		251,400
WESTDEUTSCHE LANDSBK INSTL C/D	1.560% 12/01/2004 DD 12/02/03		250,000
EB MBA SHORT TERM PROP FUND	IAS		50,615,520
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 04		—
EURODOLLAR FUTURE	EXP 6/04 * NOW CUSIP 99F167F4C		—
90DAY EURODOLLAR FUTURE	EXP MAR 2004		—
US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 04		—
COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2034 DD 01/01/04		17,289,530
ALLSTATE FINL GBL FDG 144A	7.125% 09/26/2005 DD 09/26/00		2,719,125
AMERICAN AIRLS P/T 01-2 CL A1	6.978% 10/01/2012 DD 10/04/01		1,829,141
COMMIT TO PUR FHLMC GOLD SFM	5.500% 01/01/2034 DD 01/01/04		8,097,500
ARIZONA EDL LN MKTG SER C-2	VAR RT 03/01/2038 DD 08/26/03		3,700,000
ASSET SECURITIZATION 97MD7 A1A	7.320% 01/13/2030 DD 03/27/97		979,024
ASSOCIATES CORP N A NOTES	6.100% 01/15/2005 DD 01/09/98		3,143,880
BEAR STEARNS ARM TR 02 9 IIA	VAR RT 10/25/2032 DD 09/01/02		1,989,376
BEAR STEARNS COS MTN #TR 00379	VAR RT 09/21/2004 DD 09/21/00		3,010,290
BRAZOS TEX HGHR ED SER A-4	VAR RT 05/01/2030 DD 05/31/00		3,700,000
CIT GROUP INC SR NT	7.625% 08/16/2005 DD 08/16/00		2,389,750
CWMBS INC 2003-J14 2A-1	6.250% 12/25/2033 DD 11/01/03		9,416,378
CLARK CNTY NEV SCH DIST	5.375% 06/15/2013 DD 09/01/01		2,048,130
COUNTRYWIDE HOME LNS MTN	7.260% 05/10/2004 DD 05/09/97		2,392,627
DISNEY WALT CO NT	4.500% 09/15/2004 DD 09/24/01		3,065,130
EDUCATIONAL FDG SOUTH INC FLA	VAR RT 06/01/2038 DD 09/10/03		2,100,000

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FHLMC POOL #G0-1444	6.500% 08/01/2032 DD 07/01/02		1,213,047
FEDERAL FARM CR BK CONS DEBS	5.450% 01/10/2005 DD 01/19/01		2,708,924
FHLMC GROUP #E2-0252	7.000% 07/01/2011 DD 07/01/96		220,866
FHLMC GROUP #E2-0257	7.000% 08/01/2011 DD 08/01/96		491,985
FEDERAL HOME LN MTG DISC NTS	MAT 01/09/2004		9,084,727
FEDERAL HOME LN MTG CORP DISC	MAT 01/15/2004		15,856,929
FEDERAL HOME LN MTG CORP DISC	MAT 01/22/2004		8,376,709
FEDERAL HOME LN MTG CORP DISC	MAT 01/29/2004		3,191,168
FEDERAL HOME LN MTG CORP DISC	MAT 02/05/2003		12,864,561
FEDERAL HOME LN MTG CORP DISC	MAT 02/12/2004		5,085,618
FHLMC MULTICLASS MTG 2116 D	6.000% 07/15/2026 DD 01/01/99		2,436,727
FEDERAL NATL MTG ASSN DISCOUNT	MAT 01/28/2004		1,097,030
FEDERAL NATL MTG ASSN DISCOUNT	MAT 03/03/2004		3,789,788
FNMA GTD REMIC P/T 1996-7 J	6.500% 09/25/2024 DD 03/01/96		58,982
FEDERAL NATL MTG ASSN DEBS	5.250% 06/15/2006 DD 06/22/01		16,040,760
FNMA POOL #0254685	5.000% 04/01/2018 DD 03/01/03		863,080
FNMA POOL #0555272	6.000% 03/01/2033 DD 02/01/03		107,234
FNMA POOL #0702252	5.000% 04/01/2018 DD 04/01/03		803,950
FNMA POOL #0726239	5.000% 07/01/2018 DD 07/01/03		2,519,652
FNMA POOL #0729605	5.000% 07/01/2018 DD 07/01/03		826,442
FNMA POOL #0736065	5.000% 09/01/2018 DD 08/01/03		791,469
FORD MOTOR CR CO NT	6.750% 05/15/2005 DD 05/24/93		3,144,360
GNMA POOL #0570642	6.500% 10/15/2031 DD 10/01/01		450,283
GNMA POOL #0576441	6.500% 03/15/2032 DD 03/01/02		172,308
GNMA POOL #0582010	6.500% 07/15/2032 DD 07/01/02		8,797
GNMA POOL #0583932	6.500% 05/15/2032 DD 05/01/02		165,051
GNMA POOL #0587661	6.500% 05/15/2032 DD 05/01/02		600,974
GNMA POOL #0590491	6.500% 09/15/2032 DD 09/01/02		1,210,072
GNMA POOL #0434180	6.000% 02/15/2029 DD 02/01/99		924,759
GNMA POOL #0434325	6.000% 05/15/2029 DD 05/01/99		132,832
GNMA POOL #0453202	8.500% 07/15/2027 DD 07/01/97		27,972
GNMA POOL #0464627	6.000% 03/15/2029 DD 03/01/99		68,250
GNMA POOL #0464617	6.000% 03/15/2029 DD 03/01/99		1,632,434
GNMA POOL #0466542	6.500% 02/15/2029 DD 02/01/99		28,498
GNMA POOL #0468362	6.000% 04/15/2029 DD 04/01/99		193,017
GNMA POOL #0469862	6.000% 01/15/2029 DD 01/01/99		154,157
GNMA POOL #0479296	8.500% 04/15/2030 DD 04/01/00		8,120

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
GNMA POOL #0479334	8.500% 05/15/2030 DD 05/01/00		11,060
GNMA POOL #0482250	8.500% 08/15/2030 DD 08/01/00		2,140
GNMA POOL #0482926	6.000% 01/15/2029 DD 01/01/99		81,687
GNMA POOL #0486123	8.500% 08/15/2030 DD 08/01/00		35,017
GNMA POOL #0486285	6.000% 12/15/2028 DD 01/01/99		13,935
GNMA POOL #0487568	6.000% 07/15/2029 DD 07/01/99		27,083
GNMA POOL #0489890	8.500% 06/15/2030 DD 06/01/00		7,724
GNMA POOL #0490157	6.500% 03/15/2029 DD 03/01/99		6,818
GNMA POOL #0490168	6.000% 04/15/2029 DD 04/01/99		2,319,495
GNMA POOL #0491155	6.500% 01/15/2029 DD 01/01/99		273,198
GNMA POOL #0491603	8.500% 11/15/2029 DD 11/01/99		81,879
GNMA POOL #0493532	6.000% 09/15/2029 DD 12/01/00		118,860
GNMA POOL #0497229	6.500% 05/15/2029 DD 05/01/99		5,373
GNMA POOL #0497455	6.000% 01/15/2029 DD 01/01/99		1,895,068
GNMA POOL #0498414	6.000% 03/15/2029 DD 03/01/99		242,909
GNMA POOL #0500215	8.500% 02/15/2030 DD 02/01/00		29,630
GNMA POOL #0502020	8.500% 10/15/2029 DD 10/01/99		38,444
GNMA POOL #0506244	8.500% 06/15/2030 DD 06/01/00		29,733
GNMA POOL #0507350	6.500% 12/15/2031 DD 12/01/01		113,231
GNMA POOL #0507880	6.500% 05/15/2029 DD 05/01/99		55,602
GNMA POOL #0508360	8.500% 07/15/2030 DD 07/01/00		40,819
GNMA POOL #0518262	8.500% 07/15/2030 DD 07/01/00		56,567
GNMA POOL #0519389	8.500% 03/15/2030 DD 03/01/00		30,341
GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00		78,623
GNMA POOL #0522081	8.500% 01/15/2030 DD 01/01/00		79,950
GNMA POOL #0522578	8.500% 01/15/2030 DD 01/01/00		13,235
GNMA POOL #0522629	8.500% 02/15/2030 DD 02/01/00		17,137
GNMA POOL #0522679	8.500% 03/15/2030 DD 03/01/00		6,750
GNMA POOL #0522730	8.500% 04/15/2030 DD 04/01/00		4,351
GNMA POOL #0525508	8.500% 12/15/2029 DD 12/01/99		8,716
GNMA POOL #0525737	8.500% 02/15/2030 DD 02/01/00		7,407
GNMA POOL #0527142	8.500% 03/15/2030 DD 04/01/00		5,970
GNMA POOL #0529295	8.500% 03/15/2030 DD 03/01/00		75,889
GNMA POOL #0529481	8.500% 07/15/2030 DD 07/01/00		6,255
GNMA POOL #0531251	8.500% 07/15/2030 DD 07/01/00		82,331
GNMA POOL #0531758	8.500% 07/15/2030 DD 07/01/00		52,623
GNMA POOL #0531778	8.500% 07/15/2030 DD 07/01/00		60,317

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
GNMA POOL #0532769	8.500% 08/15/2030 DD 08/01/00		138,538
GNMA POOL #0532248	8.500% 05/15/2030 DD 07/01/00		4,798
GNMA POOL #0532312	8.500% 06/15/2030 DD 07/01/00		46,812
GNMA POOL #0532746	8.500% 07/15/2030 DD 07/01/00		56,073
GNMA POOL #0537549	8.500% 07/15/2030 DD 07/01/00		10,165
GNMA POOL #0540964	8.500% 10/15/2030 DD 10/01/00		7,972
GNMA POOL #0540101	8.500% 12/15/2030 DD 12/01/00		46,914
GNMA POOL #0541025	8.500% 02/15/2031 DD 02/01/01		236,391
GNMA POOL #0551797	6.500% 05/15/2032 DD 05/01/02		234,142
GNMA POOL #0552013	6.500% 05/15/2031 DD 05/01/01		147,763
GNMA POOL #0552513	6.500% 04/15/2032 DD 04/01/02		302,329
GNMA POOL #0555704	6.500% 02/15/2032 DD 02/01/02		1,444,486
GNMA POOL #0563646	6.500% 09/15/2032 DD 09/01/02		679,866
GNMA POOL #0565918	6.500% 08/15/2031 DD 08/01/01		51,022
GNMA POOL #0780462	7.500% 06/15/2009 DD 11/01/96		153,281
GNMA POOL #0780470	6.500% 07/15/2009 DD 11/01/96		526,500
GNMA POOL #0781148	6.000% 07/15/2029 DD 03/01/00		168,373
GNMA POOL #0781163	8.500% 04/15/2030 DD 04/01/00		4,946
GNMA II POOL #0080395	VAR RT 04/20/2030 DD 04/01/00		1,794,330
GMAC NTS	6.625% 10/15/2005 DD 10/15/95		2,129,680
GENERAL MTRS ACCEP MTN TR00593	VAR RT 01/20/2004 DD 01/18/01		1,400,434
GENERAL MTRS CORP SR NT	7.125% 07/15/2013 DD 07/03/03		2,188,462
GOLDEN WEST FINL CORP DEL SR	5.500% 08/08/2006 DD 08/08/01		2,158,420
HOUSEHOLD FIN CORP	4.125% 12/15/2008 DD 12/10/03		1,815,750
HOUSTON TEX INDPT SCH SER 494	VAR RT 02/15/2022 DD 05/10/01		765,540
HUTCHISON WHAMPOA INTL 144A	6.250% 01/24/2014 DD 11/24/03		913,779
KINDER MORGAN ENERGY PARTNERS	7.125% 03/15/2012 DD 03/14/02		3,436,860
*MELLON RESIDENTIAL FDG 98-2 A1	6.750% 01/25/2013 DD 05/01/98		6,117
MERRILL LYNCH CR CORP MTG LN	FLTG RT 03/15/2025 DD 12/21/99		1,228,200
MISSOURI HGHR ED LN SER VV	VAR RT 01/01/2031 DD 01/11/01		3,700,000
MORGAN STANLEY DEAN WITTER CO	7.750% 06/15/2005 DD 06/09/00		2,170,920
NATIONAL AUST FDG DISC	02/10/2004		7,284,959
NEW YORK ST TWY AUTH SER A	5.250% 04/01/2012 DD 04/03/03		910,152
ROYAL BK SCOTLAND DISC	01/20/2004		10,962,869
SALOMON BROS MTG 97-TZH 144A	7.150% 03/25/2025 DD 06/27/97		3,340,953
SCHERING PLOUGH CORP SR NT	5.300% 12/01/2013 DD 11/26/03		1,825,821
SHELL FINANCE PLC DISC	03/16/2004		8,952,700

*	Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
SMALL BUSINESS ADMIN GTD DEV	4.890% 12/01/2023 DD 12/17/03		7,371,140
SPRINT CAP CORP NT	8.375% 03/15/2012 DD 03/14/02		583,905
TIME WARNER COS INC 95	7.750% 06/15/2005 DD 06/15/95		3,237,180
TRAVELERS PPTY CAS CORP NEW	5.000% 03/15/2013 DD 03/11/03		2,601,612
UBS FIN DEL INC DISC	04/01/2004		1,992,700
UNITED STATES TREASURY BILL	0.000% 03/04/2004 DD 09/04/03		583,632
U S TREASURY BILL	0.000% 03/11/2004 DD 09/11/03		199,548
U S TREASURY BILL	0.000% 03/18/2004 DD 09/18/03		1,097,752
UNITED STATES TREASURY	0.000% 04/15/2004 DD 10/16/03		17,412,449
UNITED STATES TREASURY BILL	DUE 04/22/2004 DD 10/23/03		16,216,381
U S TREASURY BILL	0.000% 04/29/2004 DD 10/30/03		12,037,604
US TREASURY BILL	0.000% 05/13/2004 DD 11/13/03		11,240,587
U S TREASURY BILL	0.000% 05/27/2004 DD 11/28/03		11,043,612
UNITED STATES TREASURY BILL	0.000% 06/03/2004 DD 12/04/03		18,304,136
US TREASURY INFLATION INDEX NT	3.625% 01/15/2008 DD 01/15/98		16,468,832
US TREASURY INFLATION INDEX NT	3.375% 01/15/2012 DD 01/15/02		2,915,720
VIRGINIA ELEC & PWR 01 SER A	5.750% 03/31/2006 DD 03/27/01		2,997,736
WACHOVIA CORP NEW	6.605% 10/01/2025 DD 10/05/95		2,754,275
WISCONSIN ST GEN REV	VAR RT 05/01/2032 DD 12/18/03		3,700,000
PIMCO SWAP #35777 INT RT SWAP	4.000% 06/16/2009 DD 06/16/04		(9,840)
PIMCO SWAP #35777 INT RT SWAP	4.000% 06/16/2009 DD 06/16/04		—
PIMCO SWAP #37583 3.6% 10/7/11	CALL OCT 04 003.800		(151,016)
PIMCO SWAP #37575 6% EXP 10/11	PUT OCT 2004 006.000		(141,248)
PIMCO SWAP #35769 INT RT SWAP	4.000% MATURITY 06/16/2009		(55,694)
PIMCO SWAP #35769 INT RT SWAP	4.000% MATURITY 06/16/2009		—
PIMCO SWAP #35959 INT RT SWAP	4.000% MATURITY 06/16/2009		(60,221)
PIMCO SWAP #35959 INT RT SWAP	4.000% MATURITY 06/16/2009		—
US TREAS BD FUTURE (CBT)	EXP MAR 04		—
AIG SUNAMERICA GLB FIN II	AIG SUNAMERICA 5.1 1 144A		2,651,285
AIG SUNAMERICA GLB FIN II	AIG SUNAMERICA 7.6 6 144A		1,336,409
ALLSTATE LIB	ALLSTATE LIB+27BP 6/ 144A		801,000
AMERICAN GENERAL FINANCE	AGFC 5.875% 12/15/05		1,444,642
AMSOUTH AUTO TRUST	ASAT 00-1 A4 6.76 2/05		2,171,085
ANADARKO PETROLEUM CORP	ANADARKO PET 6.125 3/15/1		281,438
ANTHEM INC	ANTHEM INC 6.8% 8/01/12		480,029
AOL TIME WARNER INC	AOL TIME WARNER 6.125 4/1		204,540
ARCHSTONE SMITH	ARCHSTONE SMIT 3% 6/15/08		893,187

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
ARCHSTONE SMITH TR (REIT)	ARCHSTONE SMITH TR 5 8/15		377,731
ASSOCIATES CORP OF NO AME	ASSOC-NA 7.75% 2/15/05		1,063,886
AT&T BROADBAND	AT&T BROADBAND 8.375 3/15		665,611
ATLANTIC RICHFIELD CO	BP AMOCO 10.875% 7/15/05		1,504,128
AVALONBAY COMMTYS INC MTN	AVALONBAY COMM MTN 5 8/01		882,764
AVERY DENNISON CORP	AVERY DENNISON 4.875 1/15		422,697
BANK OF AMERICA CORPORATI	BANK OF AMERICA 4.375 12/		300,757
BANK OF AMERICA CORPORATI	BANKAMER 7.8 2/15/10 GLBL		1,748,127
BANK OF AMERICA CORPORATI	BANKAMER GLBL 3.875 1/15/		774,835
BANK OF AMERICA CORPORATI	BANKAMER GLBL 7.4 1/15/11		205,245
BANK OF NEW YORK MTN	BONY MTN 3.9 9/01/07 SER		487,925
BANK ONE NA CHICAGO MTN B	BANK ONE 3.7% 1/15/08		1,188,783
BANKAMERICA CORP	BANKAMER CORP 7.2 4/15/06		254,260
BEAR STEARNS COS INC	BEAR 5.7% 1/15/07		433,780
BECO	BECO 99-1 A3 6.62 3/07		3,474,785
BELLSOUTH CAP FUNDING COR	BELLSOUTH CAP FDG6.0411/1		490,995
BOTTLING GROUP	BOTTLING GROUP 5 11/15/13		420,459
BRISTOL-MYERS SQUIBB CO	BRISTOL-MYERS 5.75 10/11		621,358
BURLINGTON NORTHERN SANTE	BURLINGTON NO 7.875 4/15/		1,270,537
CA DWR SER E	CA DWR SER E 3.585 5/01/0		1,106,446
CADBURY SCHWP	CADBURY SCHWP 3.875 144A		602,253
CANADIAN PAC RY CO NEW	CAN PACIFIC RWY 6.25 10/1		576,975
CAPCO AMER SECURITIZATION	CASC 98-D7 A1A 5.86 10/30		1,112,036
CAPITAL AUTO RECVS ASSET	CARAT 02-3 A3 3.58% 10/06		2,665,241
CCIMT	CCIMT 97-6 A 0 8/06		2,432,419
CENTERPOINT ENER HOUSE EL	CENTERPOINT ENER 5.7 144A		783,751
CHICAGO BOARD OF TRADE	UST 10YR FUT MAR04 TYH4 G		(6,511,407)
CHICAGO BOARD OF TRADE	UST 2YR FUT MAR04 GSCO		(7,063,547)
CHICAGO BOARD OF TRADE	UST 5YR FUT MAR04 FVH4		(31,031,750)
CHICAGO BOARD OF TRADE	UST 5YR FUT MAR04 FVH4 SA		(669,750)
CITIBANK CR CARD ISSUANCE	CCCIT 03-A2 A2 2.7% 01/08		3,400,944
CITIBANK CR CARD ISSUANCE	CCCIT 03-A6 A6 2.9% 5/10		4,351,068
CITICORP	CITICORP 7.75% 6/15/06		983,375
CITIGROUP INC	CITIGROUP 5.75% 5/10/06		1,076,228
CITIGROUP INC	CITIGROUP GLBL 6.75 12/1/		2,080,429
CITIGROUP INC	CITIGROUP GLBL 7.25 10/01		3,310,185
COMCAST CABLE	COMCAST CABLE 6.875 6/15/		225,467

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
COMCAST CABLE	COMCAST CABLE 8.375 5/01/		817,362
COMCAST CORP	COMCAST CORP 5.5% 3/15/11		1,075,802
CONOCO	CONOCO 5.9% 4/15/04		455,753
CONOCO	CONOCO FNDG GLB 6.3510/15		683,906
CONOCO	CONOCO FNDNG GLB5.45 10/1		992,429
CONS NATURAL	CONS NATURAL 5.375 11/01/		1,286,410
CONTL AIR	CONTL AIR 974A 6.9 1/02/1		416,075
CONTL CAB	CONTL CAB 8.3% 5/15/06		1,115,574
COX COMMUN	COX COMMUN 4.625 6/01/13		530,254
COX COMMUN	COX COMMUN 7.75 11/01/10		262,077
CREDIT SUISSE	CREDIT SUISSE F 4.625 1/1		1,046,209
CREDIT SUISSE FB	CREDIT SUISSE FB6.12511/1		555,253
CREDIT SUISSE GLBL	CREDIT SUISSE GLBL 5.875		1,052,446
CSFB	CSFB 01-33 4A1 6.5 4/16		230,044
DAIMLER CHRYS	DAIMLER CHRYS GL 4.05 6/4		1,365,639
DAIMLER CHRYS	DAIMLER CHRYSLER 6.5 11/1		726,853
DAIMLER CHRYS	DAMILER CHRYSLR 4.75 1/15		1,882,572
DCMT	DCMT 96-3 A 6.05 8/08		4,507,255
DELTA AIR	DELTA AIR 00-1A1 7.379 5/		275,011
DELTA AIR	DELTA AIR 00-1A2 7.57 11/		238,267
DEPFA ACS	DEPFA ACS 3.625 10/2 144A		2,709,250
DETROIT EDISON	DETROIT EDISON 5.05 10/01		679,923
DETROIT EDISON	DETROIT EDISON 6.125 10/0		548,534
DEUTSCHE TEL GLB	DEUTSCHE TEL GLB 8 6/15/1		102,775
DEUTSCHE TEL GLB	DEUTSCHE TEL GLB8.25 6/15		1,979,678
DEVON FING	DEVON FING 6.875 9/30/11		113,393
DIAGEO FIN BV GLBL	DIAGEO FIN BV GLBL 3 12/1		542,825
DOMINION RES	DOMINION RES 5.125 12/15/		313,136
DOW	DOW 5.75% 12/15/08 GLB		402,068
DOW CHEM GLBL	DOW CHEM GLBL 6.125 2/01/		1,716,201
DTE ENERGY	DTE ENERGY CO 6% 6/01/04		610,548
ENCANA CORP	ENCANA CORP 4.75 10/15/13		714,756
EOP OPER	EOP OPER 6.625% 2/15/05		262,655
EOP OPER	EOP OPER 7.75% 11/15/07		687,819
ERP OPER	ERP OPERAT LP 5.2 4/01/13		377,355
ERP OPER	ERP OPERAT LP 6.95 3/02/1		940,361
FANNIE MAE GLBL	FANNIE MAE GLBL 1.75 6/16		2,313,883

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FANNIE MAE GLBL	FANNIEMAE GLBL 5.25 4/15/		4,601,473
FED EXPRESS	FED EXPRESS 98-1A 6.72 1/		793,004
FHLG	FHLG 5.50 4/17 #E01143		472,155
FHLG	FHLG 6.00 4/16 #E83298		11,723
FHLG	FHLG 6.50 11/09 #G11047		815,588
FHLG	FHLG 15YR 5.50% 1/19 #TBA		(517,969)
FHLG	FHLG 15YR 5.50% 1/19 #TBA		103,594
FHLMC	FHLMC 3.5% 4/01/08-05		6,264,115
FHLMC	FHLMC 4.25/6.25% 3/22/06		3,800,153
FHLMC	FHLMC 4.75% GLBL 12/8/10		3,052,130
FHLMC	FHLMC 5.625% 3/15/11		70,639
FHLMC	FHLMC 5.75% 3/15/09		10,774,669
FHLMC	FHLMC 6.625% 9/15/09		2,247,117
FHLMC	FHLMC 6.875% 9/15/10		4,326,290
FHLMC	FHLMC 7% 3/15/10		3,704,949
FHLMC GLBL	FHLMC GLBL 4% 10/29/07		1,394,667
FHR	FHR 1512 H 6.5 2/08		1,283,116
FIRSTAR BNK GLBL	FIRSTAR BNK GLBL 7.8 7/05		405,815
FLA POWER & LIGHT	FLA POWER & LIGHT 5.875 4		549,986
FLMC	FHLMC 4.75% 10/11/12		1,673,655
FNGT	FNGT 02-T6 A1 3.31 2/32		1,013,845
FNMA	FNMA 6.00% 1/34 #TBA		(2,892,750)
FNMA	FNMA 6.00% 1/34 #TBA		2,892,750
FNMA	FNMA 5.50 8/15 #545151		677,923
FNMA	FNMA 6.00 1/14 #588348		127,478
FNMA	FNMA 6.00 10/13 #433147		116,196
FNMA	FNMA 6.00 11/13 #323388		232,048
FNMA	FNMA 6.00 12/14 #535747		1,066,296
FNMA	FNMA 6.00 12/16 #620961		25,136
FNMA	FNMA 6.00 2/14 #449296		453,647
FNMA	FNMA 6.00 4/14 #323980		184,967
FNMA	FNMA 6.00 6/14 #499499		180,204
FNMA	FNMA 6.00 6/15 #535444		616,673
FNMA	FNMA 6.00 8/14 #498112		146,050
FNMA	FNMA 6.00 9/13 #323290		164,975
FNMA	FNMA 6.00% 1/33 #678281		66,873
FNMA	FNMA 6.00% 4/08 #251725		790,401

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FNMA	FNMA 6.00% 5/16 #555569		6,749,923
FNMA	FNMA 6.00% 7/08 #426525		543,165
FNMA	FNMA 6.00% 11/18 #323358		2,616,760
FNMA	FNMA 15YR 5.50% 1/19 #TBA		(1,967,688)
FNMA	FNMA 15YR 5.50% 1/19 #TBA		1,967,688
FNMA	FNMA 4.75% 2/21/13		5,710,216
FNMA	FNMA 5.75% 2/15/08		4,888,503
FNMA	FNMA 6% 5/15/08		5,060,293
FNMA	FNMA 6.625 11/15/10		3,159,684
FNMA	FNMA 6.625% 9/15/09		6,003,265
FNMA	FNMA 7.125% 3/15/07		2,130,053
FNMA	FNMA 7.125% 6/15/10		6,290,198
FNMA	FNMA 7.25% 1/15/10		17,414,362
FNMA	FNMA ARM 4/16 #556948		797,397
FNMA	FNMA ARM 4/22 #556945		1,212,168
FNMA	FNMA ARM 0.00 10/3 675970		2,562,470
FNMA	FNMA ARM 10/29 #556946		450,428
FNR	FNR 01-47 VA 6 7/12		3,024,101
FORDO	FORDO 02-C A3 3.38% 12/15		2,934,666
FRBPT	FRBPT 00-FRB1 A2 CSTR 6/3		548,214
FREDDIE	FREDDIE 3.125% 8/25/06		4,904,349
FUND AMERICAN	FUND AMERICAN 5.875 5/15/		910,910
FUNION	FUNION 6.55% 10/15/35		889,400
FUNION	FUNION 6.625% 7/15/05		696,790
GE CAP GLBL	GE CAP GLBL 3.5% 8/15/07		1,998,631
GE ELEC MTN GLB	GE ELEC MTN GLB 5.875 2/1		1,101,603
GEN ELEC MTN	GEN ELEC MTN 6.125 2/22/1		2,948,311
GENERAL ELECTRIC GLB	GENERAL ELECTRIC GLB 5 2/		1,628,249
GENERAL MI	GENERAL MI 5.125% 2/15/07		2,868,094
GMAC	GMAC 6.75% 1/15/06		1,309,730
GMAC	GMAC 7.25% 3/02/11		515,641
GMAC	GMAC GLOBAL 7.75% 1/19/10		1,620,988
GMAC	GMACC 99-C1 A2 6.175 5/33		1,280,235
GNM	GNMA 6.50 7/09 #780470		604,334
GNMA	GNMA 7.50 10/07 #780381		822,907
GNMA	GNMA 7.50 6/09 #780462		249,510
GOLDMAN SACHS	GOLDMAN SACHS 4.75 7/15/1		355,718

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
GOLDMAN SACHS	GOLDMAN SACHS 6.6 1/15/12		921,962
GOLDMAN SACHS	GOLDMAN SACHS 6.875 1/15/		914,164
GOLDMAN SACHS	GOLDMAN SACHS GLB 5.7 9/0		1,392,511
GREENPOINT FINL	GREENPOINT FINL 3.2 6/06/		937,607
HOUSEHOLD	HOUSEHOLD 6.375% 10/15/11		3,165,904
HOUSEHOLD	HOUSEHOLD 6.375% 11/27/12		658,232
HOUSEHOLD	HOUSEHOLD 7% 5/15/12		228,074
HOUSEHOLD	HOUSEHOLD FIN GLBL7.2 7/1		861,952
HOUSEHOLD	HOUSEHOLD GLBL 5.75 1/30/		400,008
HSBCHLD	HSBCHLD 5.25% 12/12/12		281,616
HUNTINGTON NATL MTN	HUNTINGTON NATL MTN 2.75		251,749
IBRD EMTN	IBRD EMTN 6.015% 6/21/04		869,051
INTL PAPER CO	INTL PAPER CO 4.25 1/15/0		602,459
JP MORGAN CHASE	JP MORGAN CHASE 5.25 5/30		773,881
JP MORGAN CHASE	JP MORGAN CHASE 6.625 3/1		636,753
JP MORGAN CHASE	JP MORGAN CS GLB6.75 2/1/		445,398
JP MORGAN CHASE	JPMORGAN CHAS GLB 3.625 5		325,654
JP MORGAN CHASE	MORGAN JP & CO 6.25 2/15/		738,924
KELLOGG	KELLOGG 6.6% 4/01/11		509,915
KRAFT FOODS GLB	KRAFT FOODS GLB 4.625 11/		573,940
KRAFT FOODS GLB	KRAFT FOODS GLB 5.625 11/		2,012,464
KROGER	KROGER 6.8% 4/01/11		2,490,167
LBCMT	LBCMT 99-C2 A1 7.105 10/3		2,470,496
LEHM HLD	LEHM HLD 6.625% 2/05/06		434,957
LEHMAN BROS HLD GLBL	LEHMAN BROS HLD GLBL 7 2/		214,593
LEHMHLD GLBL	LEHMHLD GLBL 6.25 5/15/06		1,819,720
LOCKHEED MART	LOCKHEED MART 7.2 5/01/36		385,370
LORAL CORP	LORAL CORP 7% 9/15/23		438,947
MBNAM	MBNAM 00-E A 7.8 10/12		2,319,589
MLMI	MLMI 97-C1 A3 7.12 6/29		874,215
MLMI	MLMI 97-C2 A2 6.54 12/29		1,458,234
MOBIL OIL CDA	MOBIL OIL CDA 5 12/21/04		1,035,000
MORGAN STANLEY	MORGAN STANLEY 6.1 4/15/0		297,583
MSTDW	MSTDW 5.8% 4/01/07		1,163,071
MSTDW GLBL	MSTDW GLBL 6.75% 4/15/11		1,289,819
NABISCO INC	NABISCO INC 6.85% 6/15/05		833,548
NAROT	NAROT 01-B A4 5.35 10/06		1,370,439

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
NORCEN EN YANK	NORCEN EN YANK 7.375 5/15		1,785,437
OCCIDENTAL PET	OCCIDENTAL PET 5.875 1/15		515,316
OCCIDENTAL PET	OCCIDENTAL PET 6.75 1/15/		338,365
OCEAN ENERGY	OCEAN ENERGY 4.375 10/01/		960,821
ONCOR ELEC DLV	ONCOR ELEC DLV 6.375 1/15		396,802
OR SCH TAX PEN A FGIC	OR SCH TAX PEN A FGIC 0 6		1,286,976
PECO ENERGY CO	PECO ENERGY CO 5.95 11/01		1,489,885
PRINCIPAL LIFE	PRINCIPAL LIFE 5.25 1/15/		2,025,784
PROTECTIVE MTN	PROTECTIVE MTN 3.7 11/08		548,253
PRUDENTIAL MTN	PRUDENTIAL MTN 6.6 5 144P		1,196,676
QUEBEC PROV MTN	QUEBEC PROV MTN 6.35 1/30		1,549,470
RFMSI	RFMSI 95-S12 A2 7.25 8/10		336,058
RLI CORP	RLI CORP 5.95% 1/15/14		652,217
RNLT	RNLT 01-1 A4 5.63 9/15		4,098,256
SASCO	SASCO 03-AL1 A 3.3565 4/2		1,907,936
SCAMT	SCAMT 00-3 A 1ML+16 10/08		4,122,768
SLM MTN	SLM MTN 3.625 3/17/08		1,329,302
SLMA	SLMA 02-1 A1 3ML+3 10/10		1,391,917
SMALL BUS ADMIN	SMALL BUS ADMIN 6.344 8/0		3,208,765
SP POWERASSET	SP POWERASSET 3.8 10 144S		1,003,878
SSBK GOVT STIF FUND	SSBK GOVT STIF FUND		4,294,467
TEXACO CAPITAL	TEXACO CAPITAL 8.625 6/30		565,952
TEXAS EAST	TEXAS EAST 5.25% 7/15/07		669,681
TIME WARNER COS	TIME WARNER COS 7.25 10/1		568,938
TIME WARNER COS	TIME WARNER COS 7.57 2/24		819,876
TIME WARNER COS	TIME WARNER COS 7.975 8/0		341,850
TIME WARNER COS	TIME WARNER COS 8.11 8/06		237,727
TIME WARNER COS	TIME WARNER COS 8.18 8/07		225,780
TOSCO CORP	TOSCO CORP 7.625% 5/15/06		696,381
TX ST PFA TAX	TX ST PFA TAX 3.125 6/07		1,056,867
TYCO INTL YANK	TYCO INTL YANK 6.375 6/15		1,647,163
TYCO INTL YANK	TYCO INTL YANK 5.8 8/01/0		58,163
TYCO YANK	TYCO YANK 6.375% 2/15/06		140,580
UNITED AIR	UNITED AIR 01-1A2 6.201 3		327,782
UPAC	UPAC 6.7% 12/01/06		653,882
US BANCORP MTN	US BANCORP MTN 3.95 8/23/		956,886
US CENTRAL CR UN	US CENTRAL CR UN 2.75 5/3		980,328

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
USTB	USTB 10.375% 11/15/12 C07		10,002,429
USTB	USTB 9.25% 2/15/16		5,339,509
USTN	USTN 1.625% 10/31/05		12,325,717
USTN	USTN 1.625% 9/30/05		1,074,580
USTN	USTN 1.875% 11/30/05		24,085,075
USTN	USTN 2.625% 11/15/06		1,029,005
USTN	USTN 3% 11/15/07		378,223
USTN	USTN 3% 2/15/08		1,446,693
USTN	USTN 3.375% 12/15/08		4,329,227
USTN	USTN 3.375% 4/30/04		2,519,728
USTN	USTN 3.5% 11/15/06		1,199,014
USTN	USTN 4.25% 11/15/13		968,939
USTN	USTN 4.375% 5/15/07		10,398,840
USTN	USTN 5% 8/15/11		989,894
USTN	USTN 5.75% 8/15/10		2,242,500
USTN	USTN 6.5% 2/15/10		7,030,288
USTN	USTN 6.75% 5/15/05		12,290,835
VERIZON	VERIZON NJ GLBL 5.875 1/1		3,026,190
VERIZON	VERIZON PA GLBL 5.65 11/1		812,842
VODAFONE GLBL	VODAFONE GLBL 5% 12/16/13		995,866
WACHOVIA CORP	WACHOVIA CORP 3.5 8/15/08		328,599
WALMART GLBL	WALMART GLBL 6.875 8/10/0		1,555,266
WELLS FARGO GLB	WELLS FARGO GLB 5.25 12/0		856,876
WELLS FARGO GLB	WELLS FARGO GLBL 5 11/15/		572,526
WELLS FARGO GLB	WELLSFARGO 5.9% 5/21/06		756,815
WEYERHAEUSER	WEYERHAEUSER 7.125 7/15/2		473,675
WEYERHAEUSER GLBL	WEYERHSR GLBL 5.5 3/15/05		499,707
WI ST GEN REV TAX	WI ST GEN REV TAX 4.8%		925,916
WORLDCOM	WORLDCOM 7.375 1/15/ 144A		134,000
WORLDCOM	WORLDCOM GLBL 8.25 5/15/1		209,375
WORLDCOM GLBL	WORLDCOM GLBL 7.5 5/15/11		87,100
WORLDCOM GLBL	WORLDCOM GLBL 8 5/15/06		40,200
WYETH	WYETH 5.5% 2/01/14		606,849
ABBEY NATL PLC MTN BOOK E	ABBEY NATL MTN 6.69 10/17		605,643
ABSC NIMS TRUST	ABSN 02-HE3 A 7 10/32		75,579
ACCR	ACCR 03-2 A1 4.23% 10/33		918,709
ACE	ACE 03-HE1 A2 1ML+0 11/23		819,000

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
AEGON NV	AEGON NV GLBL 4.75 6/01/1		833,711
AESOP FUNDING II LLC	AESOP 02-1A A1 3.85 10/06		1,023,985
ALLIANCE CAPITAL MGMT LP(	ALLIANCE CAPTL 5.625 8/15		623,585
ALLSTATE CORP	ALLSTATE 7.875 5/01/05		409,952
ALTRIA GROUP	ALTRIA GROUP 7 11/04/13		874,772
AMERICAN GEN FIN CORP SR	AGFC SR MTN 2.75% 6/15/08		1,001,181
AMERICAN GEN FIN CORP SR	AGFC SR MTN 4.5% 11/15/07		1,043,323
AMERICAN GEN FIN CORP SR	AGFC SR MTN 5.875 7/14/06		1,035,964
AMERICREDIT AUTO RECEIV T	AMCAR 01-B A4 5.37 6/08		1,850,725
AMERICREDIT AUTO RECEIV T	AMCAR 01-C A4 5.01 7/08		1,288,762
AMERICREDIT AUTO RECEIV T	AMCAR 03-DM A4 2.84 8/10		647,359
AMSI	AMSI 03-3 M1 1ML+80 3/33		493,139
AMVESCAP PLC	AMVESCAP PLC 5.9% 1/15/07		426,875
AOL TIME WARNER INC	AOL TIME WARNER 6.125 4/1		538,264
AOL TIME WARNER INC	AOL TIME WARNER 6.75 4/15		446,785
AOL TIME WARNER INC	AOL TIME WARNER 6.875 5/0		1,125,305
ARDEN RLTY LTD PARTNERSHI	ARDEN RLTY 8.875 3/01/05		940,138
ASSET BKD SEC CORP HM EQ	ABSHE 03-HE7 A3 1ML+36 12		1,109,444
ASSET SECURITIZATION CORP	ASC 95-MD4 ACS2 CSTR 8/29		843,751
ASSOCIATES CORP OF NO AME	ASSOC-NA 7.75% 2/15/05		2,074,578
AT&T BROADBAND	AT&T BROADBAND 8.375 3/15		611,775
AT&T CORP	AT&T CORP 7.3% 11/15/11		1,548,068
AT&T WIRELESS SVCS INC	AT&T WIRELESS 7.875 3/01/		1,967,148
BALL	BALL 03-BBA2 A3 1ML+32 11		445,278
BALL	BALL 03-BBA2 C 1ML+47 11/		90,084
BALL	BALL 03-BBA2 D 1ML+55 11/		140,246
BALL	BALL 03-BBA2 F 1ML+90 11/		100,172
BALL	BALL 03-BBA2 H 1ML+140 11		90,158
BALL	BALL 03-BBA2 J 1ML+195 11		95,096
BALL	BALL 03-BBA2 K 1ML+260 11		83,702
BANC AMERICA COML MTG INC	BACM 03-2 XP CSTR 3/41		283,118
BANK OF BOSTON CORP (OLD)	BANK OF BOSTON 6.625 12/0		445,634
BANK OF NEW YORK INC	BONY 3.4/3ML+148 3/15/13		979,851
BANK ONE CORP	BANKONE GLBL 6.5% 2/01/06		2,170,972
BAYV	BAYV 03-F A 1ML+50 9/43		1,180,000
BEAR STEARNS COMRCIAL MRT	BSCMS 03-PWR2 X2 CSTR 5/3		304,183
BEAR STEARNS COMRCIAL MRT	BSCMS 2003-T12 X2 8/13/39		288,855

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
BOISE CASCADE CORP	BOISE CASCADE 7.5 2/01/08		343,396
BOSTOM PPTY	BOSTON PPTY 6.25 1/15/13		1,180,347
BRE PROPERTIES INC	BRE PROPERTIES 5.95 3/15/		911,280
BRITISH TELECOMMUNICATION	BRITISH GBL 8.125/8.375 1		279,881
BRITISH TELECOMMUNICATION	BRITISH TL GLB8.875 12/15		346,515
CADBURY SCHWEP	CADBURY SCHWEP 5.125 10/0		372,558
CADBURY SCHWEP	CADBURY SCHWP 3.875 144A		592,298
CAF GLBL	CAF GLBL 6.875% 3/15/12		1,558,935
CAMDEN PROPERTY TRUST	CAMDEN PROPERTY 5.875 11/		575,518
CAPITAL ONE AUTO FIN TR	COAFT 02-A A4 4.79% 1/09		3,119,627
CAPITAL ONE AUTO FIN TR	COAFT 02-C A4A 3.44 6/09		2,033,438
CAPITAL ONE BANK MTN	CAPITAL ONE MTN 4.875 5/1		1,754,706
Cash	CASH		41,805,564
CHASE COMMERCIAL MTGE SEC	CCMSC 99-2 A1 7.032 1/32		489,350
CHASE CR CARD OWNER TR	CHAMT 03-6 B 1ML+35 2/11		885,841
CHASE MANHATTAN CORP	CHASE MAN 7.25 6/01/07		1,134,153
CHILE REP	CHILE REP GLB 5.5 1/15/13		514,250
CHILE REP	CHILE REP GLB 5.625 7/23/		465,994
CHILE REP	CHILE REP GLB 6.875 4/28/		729,476
CHILE REP	CHILE REP GLB 7.125 1/11/		646,219
CITIBANK CR CARD ISSUANCE	CCCIT 02-C1 C1 3ML+99 2/0		1,264,657
CITIBANK CREDIT CRD MSTR	CCIMT 98-9 A 5.3 1/06		550,361
CITIGROUP INC	CITIGROUP 3.5% 2/01/08		813,035
CLEAR CHANNEL	CLEAR CHANNEL 7.65 9/15/1		585,271
CLEAR CHANNEL	CLEAR CHANNEL GLB 5.75 1/		1,044,106
CMAT	CMAT 99-C2 A1 7.285 11/32		1,184,983
CMAT	CMAT 99-C2 A2 CSTR 11/32		642,018
COASTAL	COASTAL 9.625 5/15/12		361,350
CODELCO	CODELCO 5.5 10/15/13 144A		420,852
CODELCO	CODELCO 6.375 11/30/ 144A		903,339
COMET	COMET 02-B1 B1 1ML+68 7/0		754,117
COMET	COMET 03-2B 3.5% 2/09		615,588
COMET	COMET 03-B4 B4 1ML 7/11		595,281
COMM	COMM 00-FL3A C 1ML+76 11/		437,443
COMM	COMM 03-FL9 B 1ML+50 11/1		800,000
COMM	COMM 99-1 A2 6.455 5/32		656,062
CONS NATURAL	CONS NATURAL 5.375 11/01/		568,164

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
CONS NATURAL	CONS NATURAL 7.375 4/01/0		1,067,799
CONSTELATION	CONSTELATION EC 6.35 4/01		700,440
CONSTELATION	CONSTELATION EC 7 4/01/12		469,532
CONTL CAB	CONTL CAB 9% 9/01/08		422,027
COUNTRYWIDE MTN	COUNTRYWIDE MTN 3.25 5/21		983,537
COUNTRYWIDE MTN	COUNTRYWIDE MTNE 6.935 7/		1,116,941
COX COMM INC	COX COMM INC 6.75 3/15/11		793,041
COX COMM INC	COX COMMUN 3.875 10/01/08		200,204
COX COMM INC	COX COMMUN 4.625 6/01/13		380,819
CRC	CRC 99-ABC1 A 6.74 1/09		554,351
CS FIRST BOSTON MTG SECS	CSFB 95-WF1 E CSTR 12/27		120,248
CS FIRST BOSTON MTG SECS	CSFB 98-C1 A1B 6.48% 5/40		1,101,993
CS FIRST BOSTON MTG SECS	CSFB 98-C1 C 6.78 5/40		1,096,794
CS FIRST BOSTON MTG SECS	CSFB 99-C1 A2 7.29 9/41		1,149,431
CSFB	CSFB 00-C1 A1 7.325 4/62		1,293,091
CSFB	CSFB 01-CKN5 AX CSTR 9/34		553,146
CSFB	CSFB 03-C4 ASP CSTR 8/36		189,678
CSFB	CSFB 03-C5 ASP CSTR 12/36		393,215
CSFB	CSFB 03-FL1 A1 1ML+20 12/		649,188
CSFB	CSFB 03-TF2A A2 1ML+32 11		1,000,000
CSFB	CSFB 03-TF2A C 1ML+55 11/		100,000
CSFB	CSFB 03-TF2A E 1ML+95 11/		80,000
CSFB	CSFB 03-TF2A H 1ML+190 11		95,000
CSFB	CSFB 03-TF2A K 1ML+325 11		145,000
CSFB	CSFB 03-TFLA F CSTR 4/13		352,880
CSFB NIMS TR	HEAT 03-2 A NIM18 8% 9/33		235,761
CSFB NIMS TR	HEAT 03-2 A2 1ML+38 8/33		156,535
CSFB NIMS TR	HEAT 03-2 M1 1ML+88 8/33		237,366
CSFB NIMS TR	HEAT 03-3 NIM19 8% 9/33		504,949
CSFB NIMS TR	HEAT 03-5N A 7.5% 1/34		68,940
DAMILER CHRYSLR	DAMILER CHRYSLR 4.75 1/15		1,023,137
DCAT	DCAT 00-A A4 7.23 1/05		828,736
DCMT	DCMT 03-4 B1 1ML+33 5/11		690,000
DELTA AIR	DELTA AIR 00-1A2 7.57 11/		134,673
DEUTSCHE TEL GLB	DEUTSCHE TEL GLB 8 6/15/1		1,813,674
DEUTSCHE TEL GLB	DEUTSCHE TEL GLB5.25 7/22		550,569
DEVELOPERS	DEVELOPERS DIV 4.625 8/01		775,734

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
DMARC	DMARC 98-C1 A2 6.538 6/31		574,969
DOMINION RESRCE	DOMINION RESRCE 6.25 6/30		244,039
DTE ENERGY	DTE ENERGY CO 7.05 6/01/1		841,006
DUKE ENERGY	DUKE ENERGY 3.75% 3/05/08		413,207
DUKE ENERGY	DUKE ENERGY 4.2% 10/01/08		477,102
EOP OPER	EOP OPER 6.763% 6/15/07		276,892
EQ	EQ 174 A1 7.24 5/06		548,933
EXELON CORP	EXELON CORP 6.75% 5/01/11		1,189,513
FALCONBRIDGE	FALCONBRIDGE 7.35 6/05/12		564,732
FHLB	FHLB 5.8% 9/02/08		996,619
FHLMC	FHLMC 2.875% 9/15/05		2,148,577
FHLMC	FHLMC 3.625% 9/15/08		954,273
FHLMC	FHLMC 5.875% 3/21/11 SUBS		287,239
FHLMC	FHLMC 6.625% 9/15/09		7,890,640
FHLMC	FHLMC GLBL 2.875 12/15/06		2,381,955
FHR	FHR 2355 AE 6 9/31		1,992,346
FHR	FHR 2489 PD 6 2/31		1,065,001
FIRSTENERGY	FIRSTENERGY 5.5% 11/15/06		429,874
FIRSTENERGY	FIRSTENERGY 6.45 11/15/11		430,126
FLEET FINL	FLEET FINL 7.125% 4/15/06		99,176
FMIC	FMIC 03-1 M1 1ML+68 11/33		100,000
FMIC	FMIC 03-1 M2 1ML+175 11/3		100,000
FNMA	FNMA 6.50% 1/34 #TBA		608,116
FNMA	FNMA 6.50% 1/34 #TBA		3,581,804
FNMA	FNMA 5.00 1/18 #254590		242,301
FNMA	FNMA 5.00 1/18 #676638		2,030,872
FNMA	FNMA 5.00 1/18 #677005		45,355
FNMA	FNMA 5.00 12/17 #673012		160,691
FNMA	FNMA 5.00 2/18 #682902		91,691
FNMA	FNMA 5.00 3/18 #675713		149,534
FNMA	FNMA 5.00 4/18 #702272		83,843
FNMA	FNMA 5.00 6/18 #689861		885,292
FNMA	FNMA 5.00 6/18 #710409		96,769
FNMA	FNMA 5.00 6/18 #710906		48,509
FNMA	FNMA 5.00 6/18 #721630		778,093
FNMA	FNMA 5.00 6/18 #721808		1,456,602
FNMA	FNMA 5.00 8/18 #738418		1,895,063

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FNMA	FNMA 5.50 12/14 #535978		146,949
FNMA	FNMA 5.50 8/14 #563311		204,888
FNMA	FNMA 5.50 9/14 #545728		911,670
FNMA	FNMA 6.25% 2/01/11 SUBS		6,654,833
FNMA	FNMA 6.50 10/10 #326522		105,208
FNMA	FNMA 6.50 10/17 #254563		20,609
FNMA	FNMA 6.50 11/09 #313383		667,517
FNMA	FNMA 6.50 11/17 #555419		198,562
FNMA	FNMA 6.50 2/17 #254217		12,131
FNMA	FNMA 6.50 2/17 #545449		688,478
FNMA	FNMA 6.50 3/16 #569956		95,010
FNMA	FNMA 6.50 3/17 #628440		1,499,998
FNMA	FNMA 6.50 5/13 #420033		699,467
FNMA	FNMA 6.50 6/14 #323794		1,479,387
FNMA	FNMA 6.50 6/15 #555720		622,200
FNMA	FNMA 6.50 7/17 #545780		2,615,389
FNMA	FNMA 6.50 8/16 #600859		7,268
FNMA	FNMA 6.50 8/16 #601367		21,911
FNMA	FNMA 6.50 9/16 #598407		19,082
FNMA	FNMA 6.50% 1/29 #323621		39,787
FNMA	FNMA 6.50% 1/33 #555254		1,357,333
FNMA	FNMA 6.50% 3/32 #636870		238,384
FNMA	FNMA 6.50% 4/31 #535889		162,104
FNMA	FNMA 6.50% 4/32 #254311		513,823
FNMA	FNMA 6.50% 4/32 #642821		24,952
FNMA	FNMA 6.50% 5/31 #580862		28,326
FNMA	FNMA 6.50% 7/32 #545759		2,348,999
FNMA	FNMA 6.50% 7/32 #545891		4,575,829
FNMA	FNMA 6.50% 8/32 #545819		177,923
FNMA	FNMA 6.50% 8/32 #645174		28,029
FNMA	FNMA 6.50% 9/32 #646562		648,456
FNMA	FNMA 6.50% 10/21 #254044		165,494
FNMA	FNMA 6.50% 10/32 #662208		30,769
FNMA	FNMA 6.50% 11/31 #607400		32,401
FNMA	FNMA 6.50% 11/32 #671506		561,930
FNMA	FNMA 6.50% 12/21 #545419		57,950
FNMA	FNMA 6.50% 12/31 #545333		1,461,303

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
FNMA	FNMA 6.50% 12/31 #610362		32,564
FNMA	FNMA 6.50% 12/32 #675312		96,236
FNMA	FNMA 15YR 6.00% #313018		3,212,459
FNMA	FNMA 15YR 4.00% 1/19 #TBA		3,896,250
FNMA	FNMA 15YR 5.00% 1/19 #TBA		4,078,750
FNMA	FNMA 15YR 5.00% 1/19 #TBA		6,537,574
FNMA	FNMA 15YR 6.50% 1/19 #TBA		(1,029,318)
FNMA	FNMA 15YR 6.50% 1/19 #TBA		620,224
FNMA	FNMA 15YR 6.50% 1/19 #TBA		1,484,000
FNMA	FNMA 5.125% 1/02/14 SUBS		5,017,390
FNMA	FNMA 5.5% 3/15/11		53,920
FNMA	FNMA 6.125% 3/15/12		12,507,693
FNR	FNR 01-64 PY 6 7/26		150,464
FNR	FNR 02-73 QC 5.5 1/26		1,262,112
FNR	FNR 94-63 PH 7 6/23		312,037
FORD	FORDO 02-D A3A 2.68 2/06		2,019,105
FORD MTR CR GLB	FORD MTR CR GLB7.875 6/15		1,676,048
FORD MTR CR GLB	FORD MTR GLB 7.375 10/28/		1,098,161
FORD MTR CR GLB	FORDMTRCR GLB 7.375 2/01/		1,089,940
FPL GROUP	FPL GROUP 3.25% 4/11/06		269,629
FPL GROUP	FPL GROUP 6.125% 5/15/07		764,976
FRANCE TELECOM STEP	FRANCE TELECOM STEP 3/1/1		1,501,353
FUSAM	FUSAM 01-3 C 1ML+105 11/0		1,036,211
GABLES RLT LTP	GABLES RLT LTP 5.75 7/15/		1,206,370
GCCFC	GCCFC 03-C1 XP CSTR 7/35		531,221
GCCFC	GCCFC 03-C2 XP CSTR 1/36		507,528
GE-CAP GLBL	GE-CAP GLBL 6 6/15/12 DT		2,928,023
GEN ELEC MTN	GEN ELEC MTN 6.125 2/22/1		1,540,162
GGP	GGP 1 A2 6.602 11/07		1,375,111
GM	GM 8.25% 7/15/23		647,183
GM GLBO	GM GLBL 7.2% 1/15/11 DT		2,198,972
GM GLBO	GM GLBL 8.375 7/15/33 DT		812,569
GMAC	GMAC 6.875% 9/15/11 GLBL		807,845
GMAC	GMAC GLOBAL 7.75% 1/19/10		850,169
GMAC	GMACC 03-C3 X2 CSTR 12/38		317,417
GNMA	GNMA 7.00% 2/28 #462548		55,182
GNMA	GNMA 7.00% 2/28 #468709		77,168

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
GNMA	GNMA 7.00% 5/32 #552576		598,194
GNMA	GNMA 7.00% 7/28 #462643		1,523,772
GNMA	GNMA 7.00% 8/28 #416611		239,027
GNMA	GNMA 7.00% 8/28 #458917		119,189
GNMA	GNMA 7.00% 10/28 #481353		477,736
GNMA	GNMA 8.00% 4/30 #519225		26,120
GNMA	GNMA 8.00% 8/30 #536951		361,496
GNMA	GNMA 8.00% 11/29 #186997		90,013
GNR	GNR 02-35 C CSTR 10/23		146,013
GNR	GNR 02-47 VA 6.5% 4/13		715,845
GNR	GNR 03-47 C 4.227 10/27		982,394
GNR	GNR 03-87 CSTR 8/32		523,300
GOLDMAN SACHS	GOLDMAN SACHS 4.125 1/15/		1,025,302
GOLDMAN SACHS	GOLDMAN SACHS 6.6 1/15/12		838,148
GOLDMAN SACHS	GOLDMAN SACHS GLB 5.7 9/0		630,571
GSAMP	GSAMP 02-HE M1 1ML+125 11		306,379
GSCO	GSCO 7.2% 11/01/06 144A		1,123,208
GSMS	GSMS 03-C1 A2A 3.59% 1/40		712,517
GSMT	GSMT 01-FL4A D 1ML+91 12/		28,173
GSMT	GSMT 01-FL4A E 1ML+175 12		48,778
HARTFORD FINL	HARTFORD FINL 4.625 144A		235,764
HAT	HAT 02-2 A3 2.85 3/07		1,512,793
HEARST-ARGYLE	HEARST-ARGYLE 7% 11/15/07		546,585
HEWLETT	HEWLETT 5.5% 7/01/07		1,264,537
HFCHC	HFCHC 03-1 M 1ML+63 10/32		262,554
HFCHC	HFCHC 03-2 M 1ML+58 9/33		370,000
HFCHC	HFCMC 00-PH1 A1 7.715 1/3		1,150,456
HHPT	HHPT 00-HLTA A1 7.055 10/		1,106,051
HOUSEHOLD	HOUSEHOLD 6.375% 10/15/11		2,042,696
HOUSEHOLD	HOUSEHOLD 7% 5/15/12		336,409
HOUSEHOLD	HOUSEHOLD INTL 8.875 2/15		955,196
HPLCC	HPLCC 01-2 A 4.95 6/08		2,042,484
IL ST TAXMUNI	IL ST TAXMUNI 5.1 6/01/33		901,081
INTL LEASE FIN	INTL LEASE FIN 4.375 11/0		755,558
INTL PAPER CO	INTL PAPER CO 4.25 1/15/0		165,676
INTL PAPER CO	INTL PAPER CO 5.5 1/15/14		421,206
ISRAEL GLBL	ISRAEL GLBL 4.625 6/15/13		157,781

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
JP MORGAN CHASE	JP MORGAN CHASE 5.75 1/02		527,244
JPMC	JPMC 00-C10 A1 7.1075 8/3		365,481
JPMCC	JPMCC 03-CB7 X2 CSTR 1/38		421,892
KERR-MCGEE	KERR-MCGEE 6.875 9/15/11		739,835
KEY BK NA	KEY BK NA 7% 2/01/11		570,825
KINDER MORGAN	KINDER MORGAN 5.35 8/15/0		476,777
KINDER MORGAN	KINDER MORGAN 6.5 9/01/12		1,390,409
KOREA DEV BK	KOREA DEV BK 5.75 9/10/13		976,373
KRAFT FOODS GLB	KRAFT FOODS GLB 6.25 6/1/		653,917
KRAFT FOODS GLB	KRAFT FOODS GLBL 5.25 6/1		138,307
KROGER	KROGER 6.2% 6/15/12		536,265
LBUBS	LBUBS 03-C3 A2 3.086 5/27		583,019
LEGG MASON	LEGG MASON 6.75 7/02/08		1,114,136
LEHMAN BROS HLD GLBL	LEHMAN BROS HLD GLBL 7 2/		824,490
MBNA MTN	MBNA MTN 6.125 3/01/13		966,389
MBNAS	MBNAS 03-B3 B3 1ML+37.5 1		575,140
MBNAS	MBNAS 03-B5 B5 1ML+37 2/1		838,872
*MELLON BANK	MELLON BANK NA 7.375 5/15		922,508
MERRILL LYN CO MTN	MERRILL LYN CO MTN 4 11/1		496,761
MERRILL LYN CO MTN	MERRILL LYN MTN 4.125 1/1		758,206
METLIFE INC	METLIFE INC 3.911 5/15/05		899,836
MEXICO GOV GLB	MEXICO GOV GLB 4.625 10/8		744,188
MEXICO GOV GLB	MEXICO GOV GLB 6.375 1/16		529,125
MIDAMERICAN ENR	MIDAMERICAN ENR 4.625 10/		356,763
MIDAMERICAN ENR	MIDAMERICAN ENR 5.875 10/		393,199
MILLER BREWING	MILLER BREWING 4.25 144A		1,292,000
MLCC	MLCC 03-E XA1 CSTR 10/28		155,172
MLCC	MLCC 03-G XA1 1% 1/25/29		154,967
MLCC	MLCC 03-H XA1 1% 1/29		133,536
MLMI	MLMI 03-HE1 A1 1ML+45 7/3		791,218
MLMI	MLMI 03-HE1 M1 1ML+70 7/3		205,328
MLMI	MLMI 03-OPT1 M1 1ML+65 7/		435,000
MONONGAHELA PWR	MONONGAHELA PWR 5 10/01/0		457,875
MONUMENT GLOBAL	MONUMENT GLOBAL 3.85 3/03		2,017,880
MORGAN STANLEY	MORGAN STANLEY 5.3 3/01/1		2,043,010
MORRIS	MORRIS 7.65% 7/01/08		885,443
MOTOROLA	MOTOROLA INC 6.5 11/15/28		509,812

*	Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
MOTOROLA	MOTOROLA INC 8% 11/01/11		337,052
MSAC	MSAC 02-NC6 M2 1ML+210 11		240,299
MSAC	MSAC 02-NC6N NOTE 9.5 9/3		48,291
MSAC	MSAC 03-NC7 M1 1ML+70 6/3		175,000
MSAC	MSAC 03-NC7 M2 1ML+185 6/		100,824
MSC	MSC 03-IQ5 CSTR 4/38		219,684
MSC	MSC 03-IQ6 X2 .759% 12/41		240,110
MSC	MSC 97-XL1 A1 6.59 10/30		354,199
MSC	MSC 98-HF2 A2 6.48 11/30		412,031
MSDWC	MSDWC 01-NC4 M1 1ML+100 1		414,826
MSDWC	MSDWC 02-AM3N NOTE 9.5 2/		106,842
MSDWC	MSDWC 02-NC5 M3 1ML+180 1		91,162
MSDWC	MSDWC 02-OP1N NOTE 9.5 9/		3,590
MSDWC	MSDWC 03-NC2 M2 1ML+200 2		260,334
MSDWC	MSDWC 03-NC2N 9.5% 12/32		528,151
MSTDW	MSTDW 5.8% 4/01/07		1,597,864
NALT	NALT 03-A A3B 2.57% 6/09		866,730
NATIONSBANK	NATIONSBANK 6.875 2/15/05		1,054,978
NAT-RURAL GLBL	NAT-RURAL GLBL 5.75 8/28/		395,496
NCHET	NCHET 03-2 A2 1ML 1/33		688,886
NEWS AMER	NEWS AMER 6.625% 1/09/08		1,112,243
NISOURSE FIN	NISOURCE FIN 7.875 11/15/		2,408,517
NORFOLKS	NORFOLKS 6% 4/30/08		108,691
NORWEST FIN	NORWEST FIN 7.2% 4/01/04		2,433,190
ONYX	ONYX 03-D A3 2.4% 12/07		692,675
PCCCMT	PCCMT 00-1 A 6.7 10/09		1,603,113
PEMEX PROJ	PEMEX PROJ 7.375 12/15/14		1,601,250
PEMEX PROJ	PEMEX PROJ 7.875% 2/01/09		564,500
PEMEX PROJ	PEMEX PROJ FD 6.125 8/15/		525,000
PETRONAS CAP	PETRONAS CAP 7 5/22/ 144A		2,357,983
PNCFUND	PNCFUND 5.75% 8/1/06		1,068,241
POPULAR NA MTN	POPULAR NA MTN 6.125 10/1		570,665
PPL ELEC UTILS	PPL ELEC UTILS 5.875 8/15		589,296
PPL ELEC UTILS	PPL ELEC UTILS 6.25 8/15/		773,086
PRINC LIFE	PRINC LIFE 2.8 6/26/ 144A		967,475
PRINCIPAL LIFE	PRINCIPAL LIFE 6.25 2/15/		762,439
PRME PROPERTY	PRME PROPERTY 6.25 5/15/0		1,086,665

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
PROGRESS ENERGY	PROGRESS ENERGY 7.1 3/01/		1,464,611
PROLOGICS REIT	PROLOGIS (REIT) 5.5 3/01/		447,355
PRUDENTIAL MTN	PRUDENTIAL MTN 3.75 5/01/		535,260
PUB SERV CO	PUB SERV CO 4.375 10/01/0		456,586
QUEBEC YANK	QUEBEC YANK 6.5% 1/17/06		809,168
RAMP	RAMP 03-SL1 3A1 7.125 4/3		1,289,215
RAS LAF YANK	RAS LAF YANK8.294 3/ 144A		936,000
RFSC	RFSC 03-RP2 A1 1ML+45 9/3		898,132
ROUSE CO	ROUSE CO 5.375% 11/26/13		457,590
ROYAL KPN NV YANK	ROYAL KPN NV YANK 8 10/01		1,495,334
SALOMONSMITH	SALOMONSMITH 5.875 3/15/0		1,076,798
SBC COMMUN	SBC COMMUN 5.875 2/01/12		1,858,577
SBM7	SBM7 00-C3 A2 6.592 12/33		762,707
SBM7	SBM7 03-UP1 A 3.45% 4/32		609,701
SCAMT	SCAMT 96-3 A 7 7/08		740,943
SCOTLAND INTL	SCOTLAND INTL 4.25 5 144S		1,186,443
SCOTLAND INTL	SCOTLAND INTL 7.7 8/15/10		593,286
SEALED AIR	SEALED AIR 5.625 7/1 144A		173,959
SEALED AIR	SEALED AIR 6.875 7/1 144A		375,766
SEALED AIR	SEALED AIR 6.95 5/15 144A		396,713
SLM CORP	SLM CORP 4% 1/15/09		755,152
SLM MTN	SLM MTN 3.625 3/17/08		746,799
SMF	SMF 03-A AX1 .8% 10/08		357,317
SPRINT CAP CORP	SPRINT CAP CORP 6 1/15/07		534,024
ST PAUL COS	ST PAUL COS 8.125 4/15/10		837,152
STATE ST	STATE ST 7.65 6/15/10		597,942
SWISS BK	SWISS BK 6.75% 7/15/05		1,076,339
TAROT	TAROT 02-A A4 3.24 8/09		793,547
TELECOM DE PR	TELECOM DE PR 6.65 5/15/0		520,254
TELEFONICA GLBL	TELEFONICA GLBL 7.75 9/15		890,426
TELUS CORP	TELUS CORP 7.5% 6/01/07		509,211
TELUS CORP	TELUS CORP 8% 6/01/11		1,081,590
TEXAS EAST	TEXAS EAST 7.3% 12/01/10		580,094
TEXTRON FIN	TEXTRON FIN 7.125 12/09/0		1,044,986
TEXTRON FIN	TEXTRON FINL 2.75 6/01/06		419,133
TIAA GLOBAL MKT	TIAA GLOBAL MKT 5 3/01/07		557,016
TMTS	TMTS 03-4HE A 1ML+43 9/34		837,157

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
TMTS	TMTS 03-6HE A1 1ML+47 11/		487,566
TRAVELERS PPTY	TRAVELERS PPTY 5% 3/15/13		255,168
TRIZE	TRIZE 01-TZHA C3 6.522 3/		1,060,960
TYCO INTL YANK	TYCO INTL YANK 6.375 10/1		534,375
TYCO YANK	TYCO YANK 6.75% 2/15/11		2,185,000
UNION PLANTERS	UNION PLANTERS 5.125 6/15		335,540
USBANKNA	USBANKNA 5.7% 12/15/08		2,175,560
USTB	USTB 11.75% 2/15/10 C05		2,783,985
USTB	USTB 12% 8/15/13 C08		11,985,736
USTN	USTN 3.250% 8/15/07		36,721,404
USTN	USTN 4.375% 5/15/07		7,031,395
USTN	USTN 6.125% 8/15/07		1,678,770
USTN	USTN 6.5% 2/15/10		14,432,425
USTN	USTN TII 1.875% 7/15/13		6,000,417
VERIZON GLBL	VERIZON GLBL 6.125 6/15/0		1,094,345
VERIZON GLBL	VERIZON GLBL 7.25 12/1/10		2,066,740
VERIZON GLBL	VERIZON NEW YOR 6.875 4/0		829,880
WAMMS	WAMMS 03-MS9 2A1 7.5 12/3		267,013
WASH MUTUAL	WASH MUTUAL 5.625 1/15/07		2,107,029
WBCMT	WBCMT 03-C8 A3 4.445 11/3		1,003,545
WBCMT	WBCMT 03-C8 XP CSTR 11/35		200,215
WBCMT	WBCMT 03-C9 XP CSTR 12/35		107,034
WESTERN ATLAS	WESTERN ATLAS 7.875 6/15/		1,540,523
WEYERHSR GLBL	WEYERHSR GLBL 6.75 3/15/1		545,470
WILLIAMS COS	WILLIAMS COS 7.125 9/01/1		756,113
WILLIAMS COS	WILLIAMS COS GLB 7.5 1/15		526,500
WISC ENERGY	WISC ENERGY 6.5% 4/01/11		1,763,142
FID INST CASH PORT CL I	FID INST CASH PORT CL I		1,547,176
HUGHES ELECTRONICS CORP(O	HUGHES ELECTRONICS CORP		71,734,800
FID INST CASH PORT CL I	FID INST CASH PORT CL I		314,450
NEWS LTD VTG PFD SPON ADR	NEWS LTD VTG PFD SPON ADR		14,653,221
FID INST CASH PORT CL I	FID INST CASH PORT CL I		14,007,274
RAYTHEON CO	Raytheon Stock Fund	1,549,646,505	1,418,628,255
CASH	CASH		2,815,195
ABBEY NATIONAL PLC	ABBEY NATIONAL PLC		248,350
ACE LTD	ACE LIMITED		557,720
ACOM CO LTD	ACOM CO LTD		201,425

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
ADIDAS-SALOMON AG	ADIDAS SALOMON AG		252,166
AKZO NOBEL NV	AKZO NOBEL NV		365,479
APN NEWS & MEDIA LIMITED	APN NEWS & MEDIA LIMITED		69,234
AVENTIS SA (FRAN)	AVENTIS SA		797,771
BAE SYSTEMS PLC	BAE SYSTEMS PLC		307,310
BARRICK GOLD CORP	BARRICK GOLD CORP		352,479
BASF AG	BASF AG		498,629
BAYER AG	BAYER AG		296,953
BCE INC/BELL CANADA	BCE INC		411,511
BHP BILLITON PLC	BHP BILLITON PLC		270,989
BIC	BIC SA, SOCIETE		133,475
BP PLC	BP PLC		468,661
BRITISH LAND CO PLC	BRITISH LAND CO PLC		209,257
CADBURY-SCHWEPPES PLC ORD	CADBURY SCHWEPPES PLC		215,954
CELESIO AG	CELESIO AG		115,886
CEMEX SA CPO NEW	CEMEX SA		75,780
CEMEX SA CPO SPON ADR NEW	CEMEX SA		427,532
CHECK POINT SFTWRE TECHNL	CHECK POINT SFTWRE TECHNL		158,108
CHEUNG KONG HLDGS LTD	CHEUNG KONG HLDGS LTD		947,479
CHINA MOBILE (HK) LTD	CHINA MOBILE (HK) LTD		308,584
CHUNGHWA TELECOM CO SPON	CHUNGHWA TELECOM		81,200
CLP HLDGS LTD	CLP HLDGS LTD		592,016
CNOOC LTD	CNOOC LTD		233,909
CNOOC LTD SPON ADR	CNOOC LTD		103,153
COMPAL ELECTRONICS INC	COMPAL ELECTRONICS		199,980
DENSO CORP	DENSO		157,213
DEUTSCHE POST AG	DEUTSCHE POST AG		198,263
E.ON AG	E.ON AG		444,522
EAST JAPAN RAILWAY CO	EAST JAPAN RAILWAY CO		286,905
EMBRAER (EMPR DE AER) SPO	EMBRAER (EMPR DE AER) SPO		28,024
ENI SPA	ENI SPA		273,619
GALERIES LAFAYETTE SA	GALERIES LAFAYETTE SA		86,503
GLAXOSMITHKLINE PLC	GLAXOSMITHKLINE PLC		496,737
GUOCO GROUP LTD	GUOCO GROUP LTD		37,018
HANA BANK	HANA BANK		175,262
HITACHI LTD	HITACHI LTD		546,637
HOLMEN AB SER B	HOLMEN AB SER B		458,701

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
HONG KONG ELECTRIC HLDGS	HONG KONG ELECTRIC HLDGS		345,594
HUTCHISON WHAMPOA LTD	HUTCHISON WHAMPOA LTD		698,893
IBERDROLA SA	IBERDROLA SA		301,031
INTERNATIONAL POWER PLC	INTERNATIONAL POWER PLC		93,252
IRSA INVERS Y REPRES GDRI	IRSA INVERS Y REPRES GDRI		3,980
IRSA INVERS(1CV&1WT)11/14	IRSA INVERS(1CV&1WT)11/14		8,966
KIDDE PLC	KIDDE PLC		136,232
KOOKMIN BANK	KOOKMIN BANK		310,397
KORAM BANK LTD	KORAM BANK LTD		341,635
KT CORP SPON ADR	KT CORP SPON ADR		207,977
LLOYDS TSB GROUP PLC	LLOYDS TSB GROUP PLC		280,886
M REAL OYJ CL B	M REAL OYJ CL B		88,430
MAKITA CORP	MAKITA CORP		129,915
METSO OYJ	METSO OYJ		238,659
MTR CORPORATION LTD	MTR CORPORATION LTD		354,491
NATIONAL GRID TRANSCO PLC	NATIONAL GRID TRANSCO PLC		201,542
NEC CORP	NEC CORP		240,288
NESTLE SA (REG)	NESTLE SA (REG)		494,200
NINTENDO CO LTD	NINTENDO CO LTD		791,655
NIPPON TELEGRAPH & TELEPH	NIPPON TELEGRAPH & TELEPH		952,928
NOMURA HOLDINGS INC	NOMURA HOLDINGS INC		603,744
NORDEA BANK AB	NORDEA BANK AB		187,726
NORSK HYDRO AS ORD	NORSK HYDRO AS ORD		345,780
NORSKE SKOGINDS CL A	NORSKE SKOGINDS CL A		144,666
NOVARTIS AG (REG)	NOVARTIS AG (REG)		365,568
ONO PHARMACEUTICAL CO LTD	ONO PHARMACEUTICAL CO LTD		187,669
PEARSON PLC	PEARSON PLC		181,813
PETROBRAS ENERGIA SA B AD	PETROBRAS ENERGIA SA B AD		11,913
PETROCHINA CO LTD CL H	PETROCHINA CO LTD CL H		299,381
PHILIPS ELEC (KON) NV	PHILIPS ELEC (KON) NV		438,619
PICC PROPERTY & CASUALTY	PICC PROPERTY & CASUALTY		62,664
POSCO	POSCO		201,102
QANTAS AIRWAYS LTD	QANTAS AIRWAYS LTD		201,575
REED ELSEVIER NV	REED ELSEVIER NV		185,855
REPSOL YPF SA ORD	REPSOL YPF SA ORD		553,207
REUTERS GRP PLC	REUTERS GRP PLC		134,277
RODAMCO EUROPE NV	RODAMCO EUROPE NV		392,022

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
ROLLS-ROYCE GROUP PLC	ROLLS-ROYCE GROUP PLC		194,289
ROYAL DUTCH PETROLEUM (NE	ROYAL DUTCH PETROLEUM (NE		163,981
SAMPO OYJ SER A	SAMPO OYJ SER A		469,323
SAMSUNG ELECTRONICS CO	SAMSUNG ELECTRONICS CO		336,595
SANDVIK AB-SER A & SER B	SANDVIK AB-SER A & SER B		544,131
SAP AG (SYSTEME ANWEND PR	SAP AG (SYSTEME ANWEND PR		146,624
SATYAM COMPUTER SVCS ADR	SATYAM COMPUTER SVCS ADR		497,144
SCMP GROUP LTD	SCMP GROUP LTD		118,837
SECURITAS AB SER B	SECURITAS AB SER B		191,423
SHANGRI-LA ASIA (HOKO)	SHANGRI-LA ASIA (HOKO)		148,690
SHELL TRANSPORT & TRAD (R	SHELL TRANSPORT & TRAD (R		584,490
SHINHAN FIN GROUP CO LTD	SHINHAN FIN GROUP CO LTD		348,252
SHIRE PHARMACEUTICALS GRP	SHIRE PHARMACEUTICALS GRP		179,432
SINGAPORE AIRLINES (LOC)	SINGAPORE AIRLINES (LOC)		159,717
SMITHS GROUP PLC	SMITHS GROUP PLC		304,985
SOMPO JAPAN INSURANCE INC	SOMPO JAPAN INSURANCE INC		254,363
SONY CORP	SONY CORP		849,415
SSBK STIF FUND	SSBK STIF FUND		5,820,371
STORA ENSO AB R 1/10 VTG(	STORA ENSO AB R 1/10 VTG(		433,931
SUEZ (FRAN)	SUEZ (FRAN)		292,761
SWIRE PACIFIC LTD CL A	SWIRE PACIFIC LTD CL A		526,767
SWISS REINSURANCE (REG)	SWISS REINSURANCE (REG)		631,407
TAIWAN SEMICONDUCT MFG CO	TAIWAN SEMICONDUCT MFG CO		197,905
TELECOM CORP NEW ZEALAND	TELECOM CORP NEW ZEALAND		135,131
TELEFONOS DE MEXICO CL L	TELEFONOS DE MEXICO CL L		329,309
TRANSCANADA CORP	TRANSCANADA CORP		437,543
UBS AG (REGD)	UBS AG (REGD)		204,640
UPM KYMMENE CORP	UPM KYMMENE CORP		696,112
VALE DO RIO DOCE (CIA)SPO	VALE DO RIO DOCE (CIA)SPO		210,600
VALE DO RIO DOCE(PN)A SPO	VALE DO RIO DOCE(PN)A SPO		126,869
VALEO SA	VALEO SA		265,670
VESTAS WIND SYSTEMS AS	VESTAS WIND SYSTEMS AS		155,217
VOLKSWAGEN AG	VOLKSWAGEN AG		32,933
VOLKSWAGEN AG PFD	VOLKSWAGEN AG PFD		535,635
WCM BETEILIGUNGS	WCM BETEILIGUNGS		28,034
XL CAPITAL LTD CL A	XL CAPITAL LTD CL A		395,970
YUE YUEN INDU HLDGS LTD	YUE YUEN INDU HLDGS LTD		186,698

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
ALCOA INC	ALCOA INC		741,000
AMBAC FINANCIAL GROUP INC	AMBAC FINANCIAL GROUP INC		187,353
AMERISOURCEBERGEN CORP	AMERISOURCEBERGEN CORP		179,680
AMETEK INC NEW	AMETEK INC NEW		115,824
APPLIED MATERIALS INC	APPLIED MATERIALS INC		440,020
AXCELIS TECHNOLOGIES INC	AXCELIS TECHNOLOGIES INC		123,662
BALLY TOTAL FITNESS HLDG	BALLY TOTAL FITNESS HLDG		89,600
BANK OF AMERICA CORPORATI	BANK OF AMERICA CORPORATI		530,838
BANK ONE CORP	BANK ONE CORP		610,906
BAXTER INTERNATIONAL INC	BAXTER INTL INC		650,076
BEARINGPOINT INC	BEARINGPOINT INC		104,936
CATERPILLAR INC	CATERPILLAR INC		780,388
CIT GROUP INC	CIT GROUP INC		161,775
CITIGROUP INC	CITIGROUP INC		703,830
COMCAST CL A SPECIAL	COMCAST CL A SPECIAL		506,736
COMERICA INC	COMERICA INC		229,846
CONSTELLATION BRANDS CL A	CONSTELLATION BRANDS CL A		164,650
CSX CORP	CSX CORP		104,226
DOLLAR GENERAL CORP	DOLLAR GENERAL CORP		403,008
EMERSON ELEC CO	EMERSON ELEC CO		466,200
EXELON CORP	EXELON CORP		544,152
EXXON MOBIL CORP	EXXON MOBIL CORP		1,012,700
FAIRCHILD SEMICON INTL	FAIRCHILD SEMICON INTL		154,814
FIRSTMERIT CORP	FIRSTMERIT CORP		210,366
FOOT LOCKER INC	FOOT LOCKER INC		128,975
HARTFORD FINL SVCS GROUP	HARTFORD FINL SVCS GROUP		436,822
HEALTH NET INC	HEALTH NET INC		127,530
HEWLETT-PACKARD CO	HEWLETT-PACKARD CO		730,446
IHC CALAND NV	IHC CALAND NV		156,860
IMC GLOBAL INC	IMC GLOBAL INC		197,607
KELLOGG CO	KELLOGG CO		567,392
KIMBERLY CLARK CORP	KIMBERLY CLARK CORP		584,991
MICHELIN CL B (REG)	MICHELIN CL B (REG)		141,864
MORGAN STANLEY	MORGAN STANLEY		700,227
NOKIA CORP SPON ADR	NOKIA CORP SPON ADR		329,800
PACTIV CORP	PACTIV CORP		174,470
PEPSICO INC	PEPSICO INC		265,734

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Issuer	Security Description	Cost	Traded MV (Base)
PFIZER INC	PFIZER INC		714,373
RADIAN GROUP INC	RADIAN GROUP INC		117,000
REINSURANCE GROUP OF AMER	REINSURANCE GROUP OF AMER		146,870
RENAISSANCERE HLDGS LTD	RENAISSANCERE HLDGS LTD		186,390
REPUBLIC SERVICES INC	REPUBLIC SERVICES INC		120,461
RINKER GROUP LTD	RINKER GROUP LTD		168,203
ROSS STORES INC	ROSS STORES INC		190,296
SBC COMMUNICATIONS INC	SBC COMMUNICATIONS INC		703,890
SENSIENT TECH CORP	SENSIENT TECH CORP		138,390
SMURFIT-STONE CONTAINER	SMURFIT-STONE CONTAINER		105,849
SSBK STIF FUND	SSBK STIF FUND		385,785
TIME WARNER INC	TIME WARNER INC		402,976
TIMKEN CO	TIMKEN CO		138,414
TOLL BROTHERS INC	TOLL BROTHERS INC		79,520
TXU CORP	TXU CORP		137,576
TYCO INTL LTD	TYCO INTL LTD		368,350
UNITEDGLOBALCOM CL A	UNITEDGLOBALCOM CL A		178,080
VISHAY INTERTECHNOLOGY	VISHAY INTERTECHNOLOGY		164,880
WELLS FARGO & CO	WELLS FARGO & CO		594,789
WEYERHAEUSER CO	WEYERHAEUSER CO		550,400
XTO ENERGY INC	XTO ENERGY INC		169,800
YORK INTL CORP NEW	YORK INTL CORP NEW		180,320
Chase Manhattan Bank, State Street Bank and Trust, Westdeutsche Landesbank, UBS Warburg	Synthetic Wrapper		(76,810,849)
Participant Loans	Interest rates ranging from 4.00% to 11.04%		204,575,936
*Fidelity	Fidelity STIF		8,407,579
AIM Investments	AIM Basic Value A		51,155,901
American Century Investments	AM Cent SM CAP VAL I		48,483,912
Artisan	Artisan International		21,084,552
Barclays Global Investors	BGI EAFE EQ Index F		4,037,777
Barclays Global Investors	BGI US Debt Index F		22,551,289
Blackrock	Blackrock Midcap Growth		9,050,386
Cooke & Bieler Funds	C & B MID CAP Value		13,887,759
Excelsior	Excelsior Value and RSTG		36,068,348
*Fidelity	Fidelity Balanced		424,999,146
*Fidelity	Fidelity Blue Chip		416,539,334
*Fidelity	Fidelity Equity Inc		870,346,632
*Fidelity	Fidelity Magellan		512,779,569
*Fidelity	Fidelity Retire MMKT		96,418,838
Hartford	HRTFRD Midcap HLS IA		12,545,016
Janus	Janus Balanced Fund		15,986,567
Janus	Janus Olympus		14,749,228
Janus	Janus Overseas		12,514,899
Marsico Investment Fund	Marsico Focus		4,154,848
Morgan Stanley	MSI Small Co Growth A		19,243,421
Oakmark	Oakmark EQ & Inc I		26,154,728
One Group	One Group Bond		5,793,024
PIMCO Funds	Pimco Total Return Inst		104,171,775
Putnam	Putnam International Voyager/ Cap Opp		6,840,218
Northern Trust	S&P 500 Index Fund		643,579,947
Scudder	SCUD Fixed Inc Inst		4,787,823
T. Rowe Price	T. Rowe Price SM Cap Stocl		88,552,313
TCW	TCW GAL VAL OPP I		65,959,244
Turner Investment Partners	Turner Microcap Grth		28,358,237
Vanguard	Vanguard Morgan Growth ADM		121,650,428
Vanguard	Vanguard Primecap ADM		333,817,657
Vanguard	Vanguard Windsor ADM		152,701,905
*MELLON BANK	Mellon Cap		153,792,086
Barclays Global Investors	BGI		127,006,817
*Fidelity	Fidelity High Yield		35,912,364
Barclays Global Investors	Moderate Strategy–BGI		12,373,519

*	Party In Interest

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Raytheon Employee Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Keith J. Peden
Keith J. Peden Senior Vice President—Human Resources Raytheon Company

June 28, 2004